DCI TELECOMMUNICATIONS, INC.

                     2,174,865 Shares of Common Stock


        This Prospectus relates to 2,174,865 shares of Common Stock, $.001 par value (the "Common Stock") of DCI Telecommunications, Inc. (the "Company") which are to be registered due to contractual obligations of the Company to do so. It is not anticipated by the Company nor has the Company been advised by any shareholders that the shares registered as a result of this submission will be offered for sale to the public.

        The Common Stock is traded on the OTC Bulletin board under the symbol "DCTC". On June 30,1997, the closing sale price of the Common
  Stock, as reported by the OTC Bulletin Board was $1.72 per share. See "Price Range of Common Stock and Dividends".

  THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 4.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is July 9, 1997

                           AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "S.E.C."). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the S.E.C. at 450 Fifth Street N.W. (Room 1024), Judiciary Plaza, Washington, DC 20549; as well as at the Regional Offices of the S.E.C. located at Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661; and Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the S.E.C. at 450 Fifth Street N.W., Washington, DC 20549 at prescribed rates.

The Company has filed with the S.E.C. in Washington, D.C., a Registration Statement on Form S-1 under the Securities Act of 1933 (the "Act"), as amended, with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the S.E.C. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and financial statements and schedules, if any, filed therewith or incorporated therein by reference. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document files as an exhibit to the Registration Statement or incorporated therein by reference, each statement being qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, may be inspected without charge at the S.E.C.'s principal office in Washington, DC, and copies of any and all parts thereof may be obtained from such office after payment of the fees prescribed by the S.E.C.

                            PROSPECTUS SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context indicates otherwise in this Prospectus (i) all references to DCI or the "Company" refer to DCI Telecommunications, Inc., and (ii) all references to Consolidated Financial Statements refer to the financial statements of DCI.

                                THE COMPANY

DCI Telecommunications, Inc. (the "Company") is engaged through its operating subsidiaries in long distance telecommunications, prepaid cellular and Internet related products and services. The Company through the acquisition of Crossmain Limited (since renamed DCI UK Limited), a London based company, is involved in providing long distance telephone service to businesses and individuals through a private leased line network being established throughout Europe where deregulation in the telecommunications industry is just now being implemented. A leased line network from one country to another is one of the least expensive methods for a small company to gain entry into the long distance business.

CardCall International Holdings, Inc. (and its subsidiaries CardCall UK and CardCaller Canada), also acquired by the Company, develops and markets standard prepaid phone cards as well as voice-activated prepaid phone cards through an extensive and growing distribution network for its products and services throughout Europe and Canada. A prepaid phone card permits the holder of the card to place long distance and international calls from any touch-tone phone, eliminating the need for coins and collect calls. The card user, who has prepaid for telephone minutes, simply dials an 800 number which connects the user to one of the Company's switching facilities. The caller is then prompted for his or her personal identification number (PIN) and destination phone number. The call is then routed through the Company's switch to the ultimate destination via a long distance carrier.

The Company, through its Privilege Enterprises Limited subsidiary (PEL), designs and markets corporate sponsored value-added phone cards (called Privilege Cards) and specialized card-based membership programs to the international consumer and commercial marketplaces. PEL has established a merchant network of over 8,000 businesses in the United States who accept the Privilege Card and offer the card holder some form of discount, free gift or "privilege".

CardCaller Canada (CCC), a DCI subsidiary recently announced the launch of its first prepaid cellular telephone. This new and exciting product was developed in large part for the over 30% of applicants who are rejected for cellular service due to either poor credit or no credit history. CCC is a switch based reseller utilizing its own prepaid switching platform which enables it to offer customized prepaid cellular service that is extremely suitable for Canadian based users.

R&D Scientific has developed a proprietary data monitoring system for a number of industries including hospitals, blood banks, pharmaceutical companies and government institutions. It assembles and sells a broad product line of data acquisition and control devices for personal computers and has recently introduced a wireless probe which allows the sending and receiving of digital data over existing electrical wiring.

Muller Media is engaged in the business of purchasing, selling, distributing, licensing and otherwise dealing in the acquisition and transfer of motion picture and other entertainment media principally to major television and cable networks.

The Company's corporate strategy takes into consideration the opportunities the Internet may provide in the telecommunications area. In this regard, the Company acquired CyberFax, Inc. which immediately gives the Company a product which integrates a communication tool used world-wide with the Internet. CyberFax software and hardware allows fax to fax transmission over the Internet in real-time (not store and forward) with delays which are virtually nil and with standard confirmation protocols.

The Company's growth plan is based on internal product development supported by strategic acquisitions and joint ventures in the telecommunications area which will immediately and significantly enhance its product offerings, distribution channels, market penetration and earnings.

The Company's principal executive offices are located at 611 Access Road, Stratford, CT 06497, and its telephone number is (203) 380-0910.

                       Summary Financial Information
                   (In thousands except per share data)

The summary financial data set forth below is derived from and should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. See "The Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                    Fiscal Year Ended March 31,
                                  __________________________________
                                1997      1996       1995    1994   1993
Statements of Income Data: (a)

Revenues ..............        $2,794    $1,842    $   110   $ ---   $ ---

Income (loss) from operations    (372)     (681)    (1,021)  (  79)   (342)

Net income (loss) .........      (373)     (712)    (1,095)   (104)   (844)

Earnings (loss) per share (b)  ($0.07)   ($0.36)    ($1.95) ($1.30) ($13.10)


                                              March 31,
                                       1997              1996
Balance Sheet Data:

Working capital ...............     $  1,769             ($ 288)

Total assets .................        10,734              2,607

Total long-term debt, including
   current maturities                    180                 84

Total shareholders' equity ...         5,931              1,926

(a) Includes the results of purchased businesses from acquisition dates, except for Travel Source which was treated as a pooling of interest. (Data for Travel Source not available 1993-1995)
(b) Adjusted to reflect a one for twenty reverse stock split effected January 25, 1995, a forty for one split effective March 7, 1996 and a one for four hundred reverse split effected March 14, 1996

                               RISK FACTORS

The purchase of shares of Common Stock involves a high degree of risk. Prospective investors should carefully consider the following factors, in addition to other information contained in this Prospectus, before purchasing shares of Common Stock.

Limited Operating History; Lack of Profitable Operations; Negative Cash Flow; Early Stage Company

Prospective investors have limited historical financial information about the Company upon which to base an evaluation of the Company's performance. Since inception, the Company has sustained substantial net losses and negative cash flow, due primarily to start-up costs, interest expense and charges for depreciation and amortization of capital expenditures to develop its products. The Company expects to continue experiencing negative cash flow through at least the third quarter of 1997, and may continue to do so thereafter while it develops and expands its distribution channels for existing and new products, even if additional individual products of the Company become profitable and generate positive cash flow. Prospective investors should be aware of the difficulties encountered by enterprises in the early stages of development, particularly in light of the intense competition characteristic of the industry in which the Company competes. There can be no assurance that realization of the Company's business plan will result in profitability or positive cash flow for the Company in future years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and "Industry".

Need for Additional Financing for Growth

In order to finance capital expenditures and related expenses for growth and system development, the Company will require substantial investment on a continuing basis. The shares of Common Stock registered hereby have been issued or are issuable in connection with acquisitions and services relating to the growth and development of the Company. However, the Company will need to obtain additional financing in order to continue to penetrate its new and existing markets. If it does not obtain such financing, there is no assurance that the additional funds necessary to complete the development and expansion of the Company's distribution channels for its card-based products and for other programs described herein will be available on satisfactory terms and conditions, if at all. To the extent that any future financing requirements are satisfied through the issuance of equity securities, investors may experience significant dilution in the net tangible book value per share of Common Stock. The amount and timing of the Company's future capital requirements will depend upon a number of factors, many of which are not within the Company's control, including programming costs, capital costs, marketing expenses, staffing levels, and competitive conditions. There can be no assurance that the Company's future capital requirements will be met or will not increase as a result of future acquisitions, if any. Failure to obtain any required additional financing could adversely affect the growth of the Company and ultimately could have a material adverse effect on the Company. See "Risk Factors " and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources".

Consumer Preferences and Industry Trends

The telecommunications industry market in which the Company operates, is characterized by frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect the Company's ability to plan for future design, development and marketing of its products and services. These are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. The proliferation of new telecommunication technologies, including personal communication services, cellular telephone products and services and prepaid phone cards employing alternative technologies, may reduce demand for prepaid phone cards generally as well as for phone cards employing remote technology.

Competition

The markets for telecommunication products and services throughout the world are constantly being redefined as new products are brought to market and existing product life cycles are shortened. The Company's success will be highly dependent on anticipating and responding to the constant changes and ensuring that it can continue to compete on the basis of price, service and product offerings. The number of participants in the long distance, prepaid phone and value added card industry is extensive. The Company's long distance services in Europe and its global card based products compete for corporate and consumer recognition which have achieved significant international, national and regional consumer loyalty. Many of these products and services are marketed by companies which are well-established, have reputations for success in the development and sale of products and services and have significantly greater financial, marketing, distribution, personnel and other resources than the Company, thereby permitting such companies to implement extensive advertising and promotional campaigns, both generally and in response to efforts by additional competitors, to enter into new markets and introduce new products and services.

Risk of Litigation

Litigation in the telecommunication industry has been used as a competitive tactic both by established companies seeking to protect their existing positions in the market and by emerging companies attempting to gain access to the market. In such litigation, complaints may be filed on a variety of grounds, including antitrust, breach of contract, trade secret, patent or copyright infringement, patent or copyright invalidity, and unfair business practices. If the Company is forced to defend itself against such claims, whether or not meritorious, the Company is likely to incur substantial expense and diversion of management attention, and may encounter market confusion and the reluctance of licensees and distributors to commit resources to the Company's products.

Development of Markets

The Company's success depends on its ability to develop both domestic and international markets for its products. There can be no assurances that the Company will continue to market its products successfully or that a larger market for its products will continue to develop.

Reliance on Key Distributors

In the near term, the Company's success in the prepaid phone card and motion picture markets may depend on a number of large orders from a small group of distribution companies, which creates a risk that the loss of any one distributor may have a significant adverse impact on the Company's financial results.

Management of Growth

The Company's ability to render quality services and to produce and market large volumes of quality products at competitive prices depends on its ability to implement and continually expand its operational and financial systems, recruit additional employees and train, manage and motivate both current and new employees. Furthermore, the Company must fully integrate the existing operations of newly acquired operating businesses with the Company's general business. Failure to effectively manage the growth of the Company or the transition in officers of the Company would have a material adverse effect on the business of the Company.

Reliance on Key Personnel

The Company's businesses are managed by several key executive officers, the loss of whom could have a material adverse effect on the Company. The Company believes that its continued success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. See "Management".

Dependence on Contractors for Manufacturing

The Company uses outside manufacturers for its card-based products and is substantially dependent on the ability of its manufacturers to provide adequate inventories of quality cards on a timely basis and on favorable terms. The Company's manufacturers also produce phone cards for certain of the Company's competitors, as well as other large customers, and there can be no assurance that such manufacturers will have sufficient production capacity to satisfy the Company's inventory or scheduling requirements during any period of sustained demand. Although the Company believes that its relationship with its manufacturers is satisfactory and that numerous alternative sources for its cards are currently available, the loss of the services of such manufacturers or substantial price increases imposed by such manufacturers, would have a material adverse effect on the Company. Failure or delay by such manufacturers in supplying cards to the Company on favorable terms could also adversely affect the Company's operating margins and the Company's ability to obtain and deliver products and services on a timely and competitive basis.

Volatility of Stock Price

Factors such as announcements of the results of trials or the introduction of new products by the Company or its competitors, market conditions in the telecommunications and emerging growth sectors and rumors relating to the Company or its competitors may have a significant impact on the market price of the Common Stock. Furthermore, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many emerging growth companies in the telecommunications industry. This volatility has often been unrelated to the operating performance of such companies. These market fluctuations could adversely affect the price of the Common Stock.


Regulation

Long distance telecommunications services are subject to regulations within the United States by the Federal Communications Commission (the "FCC"), state regulatory authorities and comparable authorities in the various foreign countries in which the Company operates. Among other things, these regulatory authorities impose regulations governing the rates, terms and conditions for interstate, intrastate and international telecommunications services. Changes in existing laws and regulations, particularly relaxation of existing regulations resulting in significantly increased price competition, may have a significant impact on the Company's activities and on the Company's operating results. The Company believes that it is in substantial compliance with all material laws, rules and regulations governing its operations and has obtained, or is in the process of obtaining, all licenses, tariffs and approvals necessary for the conduct of its business including all licenses needed for its European operations . There can be no assurance, however, that the Company will be able to obtain required licenses or approvals in the future or that the FCC, state or country regulatory authorities will not require the Company to comply with more stringent regulatory requirements. Adoption of new statutes and regulations and expansion of the Company's operations into new geographic markets could require the Company to alter methods of operation, at costs which could be substantial, or otherwise limit the types of services offered by the Company. There can be no assurance that the Company will be able to comply with additional applicable laws, regulations and licensing requirements.

Shares Eligible for Future Sale or Issuance

The Company has 9,227,961 shares of Common Stock outstanding at June 11, 1997 and 500,000,000 authorized shares of Common Stock available for issuance, of which 10,000,000 shares are reserved for issuance pursuant to the Company's stock option plans. The average exercise price per share of 9,871,706 outstanding options granted is $.20 per share. Of the shares of Common Stock outstanding, 1,521,709 shares will be available for public sale subject to (i) the limitations of Rule 144 promulgated under the Securities Act and (ii) the agreement of all directors, officers and warrant holders and certain employees and other holders of 494,287 shares of Common Stock not to sell such shares for 360 days following the date of this Prospectus without the consent of the Company. In addition, existing stockholders of the Company holding approximately 2,639,742 shares of Common stock, which shares are included in the 9,227,961 shares referenced above, have been granted certain "piggyback" registration rights with respect to such shares of Common Stock. Sales of substantial amounts of the Common Stock in the public market, or the availability of substantial amounts of the Common Stock for such sale, could adversely affect the prevailing market price of the Common Stock. Further, the authorized and unreserved shares of Common Stock available for issuance may be issued from time to time upon authorization of the Board of Directors, without further approval by the stockholders unless required by applicable law. The issuance of such shares of Common Stock by the Company could result in the dilution of the voting power of the shares. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

Ability to Pay Dividends

The Company has not paid dividends, and does not intend to pay any dividends in the foreseeable future, since earnings, if any, are expected to be retained for use in the development and expansion of the Company's business.

                         FORMATION OF THE COMPANY

DCI Telecommunications, Inc. (the "Company") was originally incorporated on February 4, 1985 as ALFAB, Inc. and subsequently became Fantastic Foods International, Inc. ("Fantastic Foods") after a reorganization in 1991.
Fantastic Foods on December 30, 1994 acquired the assets of Sigma Telecommunications, Inc., valued at $140,000, in exchange for four hundred, eighty thousand (480,000) shares of Fantastic Foods common stock valued at $140,000. Concurrent with the merger, the name was changed to DCI Telecommunications, Inc.

On January 5, 1995 the Company acquired certain assets of Sigma Industries, Inc. (Alpha Products), totaling $672,400, in exchange for eight hundred, fifty thousand (850,000) shares of the Company's common stock valued at $672,400 for the assets of Alpha Products, Inc. which totaled $672,400.

On June 19, 1995, the Company entered into an agreement to acquire the common stock of R&D Scientific Corporation ("R&D") in a stock for stock purchase, with the Company exchanging 106,250 shares for all of R&D's outstanding stock. The stock of both companies is being held in escrow pending certain cash infusion requirements. The Company was granted an extension  until  December  31,  1997 to  complete  the  cash  infusion  of
$150,000, of which $95,000 has already been infused, in order to consummate the transaction with R&D. In consideration for the extension, R&D has the right to terminate the purchase and sale contract at its sole discretion prior to DCI making the cash infusion.

On November 5, 1996 the Company and P.L. Bettencourt and Associates (PLB) executed an agreement providing for the acquisition of PLB, a sales management and marketing firm, by the Company.

On November 26, 1996, DCI entered into a stock purchase agreement with Muller Media, Inc. ("Muller"), (a New York corporation that distributes syndicated programming and motion pictures to the television and cable industry) to acquire 100% of the outstanding common stock of Muller in a stock for stock purchase, with DCI exchanging one million two hundred thousand (1,200,000) shares of common stock for all of the common shares of Muller. The DCI stock was valued at two dollars and fifty cents ($2.50) per share ($3,000,000 in total). The shares of both companies have been deposited with an escrow agent but are included in outstanding common stock for the year ended March 31, 1997 based upon the intention of the Company.

DCI is required to repurchase the shares for $3,000,000, if Muller exercises a "put" option which commences on the earlier of 120 days from December 27, 1996, unless an extension is requested by DCI, which Muller cannot unreasonably withhold, or 14 days after DCI has received an aggregate of $3,000,000 in net proceeds from the sale of its capital stock. An extension was granted by Muller through July 15, 1997. The selling stockholders also have an option to keep DCI stock or accept up to $3,000,000 in cash from DCI.

On March 25, 1997, DCI Telecommunications, Inc. acquired The Travel Source Limited, a Rhode Island corporation engaged in the travel agency business. The transaction was a tax free exchange whereby DCI exchanged 29,412 shares of its common stock for all of the stock of Travel Source Limited.

On April 9, 1997, the Company acquired CyberFax, Inc., a software and hardware development company specializing in fax transmission over the Internet. The transaction was a tax free stock for stock transaction with DCI exchanging 400,000 shares of its common stock for all of the stock of CyberFax, Inc.

On April 22, 1997 DCI acquired Crossmain Limited, a London based company involved in the direct access long distance phone business throughout Europe. The transaction involved a tax free exchange in which DCI will exchange a certain number of shares of common stock for all the stock of

Crossmain Ltd. Based upon the audited book value as of March 31, 1997. In addition, Crossmain has the ability to earn up to 4,285,714 shares of DCI stock over the next twenty four months based upon a formula correlated to quarterly earnings.

On June 17, 1997 the Company completed the acquisition of CardCall International Holdings, Inc. ("CardCall") whereby DCI will acquire all the outstanding common shares and warrants of CardCall in exchange for a maximum of 494,287 common DCI shares, 7,002,406 options to purchase DCI stock at $.20 per share, and 741,432 warrants for DCI stock at $4.00 per share. CardCall develops and markets prepaid phone cards and cellular telephones.

                MARKET FOR COMMON STOCK AND DIVIDEND POLICY

The Company's Common Stock is quoted on the OTC Bulletin Board. Its symbol is "DCTC."

The quotations set forth represent prices between dealers and do not include retail markups, markdowns or commissions and do not necessarily represent actual transactions. These quotations were obtained from the National Association of Securities Dealers.

                    1997                     HIGH           LOW
               First quarter ended
               June 30, 1996                $1.31          $ .13

               Second quarter ended
               September 30, 1996           $3.81          $ .84

               Third quarter ended
               December 31, 1996            $2.63          $1.00

               Fourth quarter ended
               March 31, 1997               $5.50          $1.56

                    1996
               First quarter ended
               June 30, 1995                $3.13          $ .40

               Second quarter ended
               September 30, 1995           $1.20          $ .40

               Third quarter ended
               December 31, 1995           $  .90          $ .20

               Fourth quarter ended
               March 31, 1996               $4.50          $ .10

At June 30, 1997, the bid and asked prices for the Company's Common Stock as so reported were $1.63 and $1.72 respectively. On that date, the Company had approximately 2,000 holders of record of its Common Stock.

The Company has outstanding options and warrants to purchase 9,871,706 shares and 881,432 shares, respectively, of Common Stock. As of June 11, 1997, the Company also had outstanding approximately 1,521,709 shares of Common Stock the sale or other transfer or disposition of which was restricted by the Securities Act. In the future, these shares may only be sold in compliance with Rule 144, promulgated under the Securities act, by the availability of an exemption from registration under the Securities Act or by their registration thereunder. As of June 11, 1997, approximately 60,868 of these shares of Common Stock would have been eligible for sale under Rule 144. During the period commencing June 11, 1997 and ending June 11, 1998, an additional approximately 1,460,841 of such shares will become eligible for sale under Rule 144. The balance of such shares will become eligible for sale pursuant to Rule 144 upon the expiration of their respective one-year holding periods. In addition, most of the current holders of outstanding Common Stock, options and warrants have "piggy-back" registration rights with respect to their securities should certain conditions be satisfied. Sales of outstanding Common stock pursuant to Rule 144 or otherwise could materially affect the trading price of the Company's Common stock. See "Risk Factors - Shares Eligible for Future Sale".

S.E.C. rules impose additional sales practice requirements on broker-dealers who recommend certain low priced "penny stock" to persons other than established customers and institutional accredited investors. For transactions covered by these rules, the broker-dealer must make a determination that based on the purchaser's financial situation, investment experience and investment objectives, an investment in penny stocks is suitable for such purchaser and that such purchaser (or his independent advisor) is capable of evaluating the risks of transactions in penny stocks. The broker-dealer must also provide a prospective purchaser of penny stocks with certain disclosure materials and obtain the purchaser's written consent to the transaction prior to the sale. The Common stock currently is deemed to be "penny stock". Since broker-dealers must create an extensive paper trail to sell penny stock, many investors are not qualified to purchase penny stocks and classification as a penny stock often carries negative connotations, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of the securities offered hereby. An exemption from "penny stock" status will be available, however, as to the Common stock if and when the market price therefor exceeds $5.00 per share, the Company's net tangible assets exceed $2,000,000 or the Company has average revenue of at least $6,000,000 over the preceding three years.

To date, the Company has paid no cash dividends on its Common Stock. The Company currently intends to retain all future earnings, if any, to fund the development and growth of its business, and it therefore does not anticipate paying any cash dividends in the foreseeable future.

                         REGISTERING STOCKHOLDERS

The following table shows for each of the Registering Shareholders (i) the number of shares of Common Stock beneficially owned by each of them as of June 11, 1997 , (ii) the number of shares of Common Stock covered by this Prospectus, and (iii) the number and the percentage of ownership if all shares of Common Stock covered by this Prospectus were sold.

                                  Number of      Number of
                  Number of       Shares         Shares
                  Shares          Covered        Owned
Registering       Beneficially    By This        After       Percentage
Stockholder       Owned           Prospectus     Offering       of Class

Robert Muller       981,053        960,000        981,053         10.6
Dan Mulholland      240,000        240,000        240,000          2.6
Claude Dominique    200,000        200,000        200,000          2.2
Excalibur Ltd.      236,363        236,363        236,363          2.6
   Partnership
Anthony Heller      145,454        145,454        145,454          1.6
William Hechter      40,000         40,000         40,000           .4
Jefrob Glorich       50,909         50,909         50,909           .6
Jay Smith            72,727         72,727         72,727           .8
Donald Mactaggart   200,000        200,000        200,000          2.2
Lois Morris          14,706         14,706         14,706           .2
Sandra Perry         14,706         14,706         14,706           .2

Totals            2,195,918      2,174,865      2,195,918         23.8

To the best of the Company's knowledge, none of the Registering Stockholders has had any material relationship with the Company or any of its affiliates within the past three years except for their purchase of the Common Stock offered hereby and convertible preferred stock. The other Registering Stockholders acquired the Common Stock in a private placement as part of acquisitions. The Stockholders' shares are being registered pursuant to the exercise of demand registration rights received in connection with the purchase of such shares.

                           PLAN OF DISTRIBUTION

The shares may be sold by the Selling Stockholders, or by pledgees, donees, transferees or other successors-in-interest. Such sales may be made on the OTC Bulletin Board, in privately negotiated transactions, or otherwise, at market prices or at negotiated prices. The shares may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to consummate the transaction; (b) purchase by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this Prospectus, including resale to another broker or dealer; or (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Any such brokers or dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. Any gain realized by such a broker or dealer on the sale of shares which it purchases as a principal may be deemed to be compensation to the broker or dealer in addition to any commissions paid to the broker by the Selling Stockholders.

The Company will not receive any portion of the proceeds of the shares sold by the Selling Stockholders. There is no assurance that any of the Selling Stockholders will sell any or all of the shares of Common Stock covered by this Prospectus.

The Selling Stockholders have advised the Company that during the time they are engaged in distribution of Common Stock covered by this Prospectus, they will comply with Rules 10b-5 and 10b-6 under the Exchange Act, and pursuant thereto: (i) will not engage in any stabilization activity in connection with the Company's securities; (ii) will furnish each broker through which Common Stock covered by this Prospectus may be offered the number of Copies of this Prospectus which are required by each broker; and
(iii) will not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted under the Exchange Act. Selling Stockholders who may be an "affiliated purchaser" of the Company as defined in Rule 10b-6 have been further advised that pursuant to Exchange Act Release 34-23611 (September 11, 1986), they must coordinate their sales under this Prospectus with each other and the Company for purposes of Rule 10b-6.

                              CAPITALIZATION

The following table sets forth the cash, long-term debt and total capitalization of the Company, as of March 31, 1997: (i) on an actual basis and (ii) on a pro forma basis after giving effect to the adjustments described in note (1) below.

                                                    (unaudited)
                                                 March 31,1997
                              __________________________________________
                                                       Pro forma
                                 Actual     Adjustments(1)  As adjusted(1)

Cash.................          $1,314,081                     $1,314,081

Long-term debt .........         $180,022                       $180,022

Stockholders' equity:
  9 1/4% Preferred Stock,
  $100 par value;
  5,000,000 shares authorized;
  29,076 outstanding...........   305,000                       305,000

  Common Stock, $.0001 par value,
  500,000,000 shares authorized;
  8,037,368 shares issued
  and outstanding.............        804                           804

Additional paid-in capital      6,122,152                     6,122,152

Deficit.................         (491,114)                     (491,114)

Unrealized Capital Loss ......     (5,495)                       (5,495)

Treasury stock at cost .....          (13)                          (13)

TOTAL SHAREHOLDERS
       EQUITY                   $5,931,334                   $5,931,334


(1) None

                       UNAUDITED PRO FORMA CONDENSED
                   CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE TWELVE MONTH PERIOD ENDED MARCH 31, 1997

The following table summarizes the unaudited pro forma results of operations of the Company for the fiscal years ended March 31, 1997 and 1996, assuming the acquisitions of CardCall, R&D, Muller, PEL and Travel Source had occurred on April 1, 1995. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that would have occurred had the acquisitions taken place on April 1, 1995 or of future results of operations.

                                      1997              1996
Net Sales                         $12,492,440       $ 7,905,300
Cost of Sales                      10,994,141         6,278,948
Gross Margin                        1,498,299         1,626,352
Selling,General and
     Administrative Expenses        5,504,727         4,133,439
(Loss) from  Operations            (4,006,428)       (2,507,087)
Interest Income                        49,205            40,149
Interest Expense                      (63,742)          (86,116)
Net (Loss)                        ($4,020,965)      ($2,553,054)

(Loss) per Share                        ($.29)           ($ .22)

Cash                              $ 1,479,122       $ 1,327,191
Accounts Receivable                 5,389,496         2,149,381
Fixed Assets, Net                   1,097,834           675,930
Intangible Assets                   5,392,652         2,162,205
Other Assets                          589,971           400,977
Total Assets                      $13,949,075       $ 6,715,684
                                    =========         ========
Accounts Payable and
    Accrued Expenses              $ 7,894,344       $ 3,201,400
Income Taxes                          407,398           386,231
Due to Related Parties                      -           363,292
Long-Term Debt                        236,624           176,529
Other Liabilities                     148,366           323,157
Total Liabilities                 $ 8,686,732       $ 4,450,609
                                    ========          ========

CyberFax and Crossmain (DCI UK) have been omitted as their operations were immaterial.

            SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial data as of March 31, 1997, 1996 and 1995 are derived from the consolidated financial statements of DCI Telecommunications, Inc., which have been audited by Schnitzer & Kondub P.C., independent auditors, and are included elsewhere in this Prospectus.


                                   Fiscal Year Ended March 31,
                              __________________________________
                            1997     1996       1995    1994     1993
                               (In thousands, except per share data)
Statements of Income Data: (a)

Revenues ..............   $2,794    $1,842    $  110   $ ---     $ ---

Cost of Sales .........    1,944     1,400        46      --        --

Gross Profit ..........      850       442        64      --        --

Operating Expenses:

Sales, General & Admin..   1,222     1,123     1,085      79       342

Income (loss) from
     operations .....      (372)    (681)     (1,021)  (  79)     (342)

Net income (loss) .....    (373)    (712)     (1,095)   (104)     (844)

Earnings (loss)
    per share (b).....    ($.07)   ($.36)     ($1.95) ($1.30)  ($13.10)


                                            March 31,
                                       1997          1996

Balance Sheet Data:

Working capital ...............    $  1,769       ($  288)

Total assets .................       10,734         2,607

Total long-term debt, including
     current maturities                 180            84

Total shareholders' equity ...        5,931         1,926

(a) Includes the results of purchased businesses from acquisition dates, except for Travel Source which was treated as a pooling of interest. (Data for Travel Source not available 1993-1995).
(b) Adjusted to reflect a one for twenty reverse stock split effected January 25, 1995, a forty for one split effected March 7, 1996 and a one for four hundred reverse split effected March 14, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of DCI Telecommunications, Inc. and its subsidiaries (collectively, the Company), consolidated results of operations and financial condition for the two years ended March 31, 1997. The discussion should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

The Company, since its recent acquisitions, operates predominantly in the telecommunications industry providing a broad range of communication services. The Company's services include long distance, cellular as well as Internet connections. Through continued investments and fiscal 1997 business acquisitions, the Company has expanded its business into rapidly developing markets. References herein to the years 1997, 1996 and 1995 refer to the Company's fiscal years ended March 31.

Acquisition Agreements

The acquisitions of CardCall International, CyberFax and DCI UK Limited will be accounted for under the purchase method of accounting under both U.S. and United Kingdom generally accepted accounting principles. The Company believes that CardCall International, operating with the combined networks, financial resources, management, personnel and technical expertise of the Company, CyberFax and DCI UK Limited, will be better able to capitalize on the world wide growth opportunities in the telecommunications industry. In addition, the Company expects these companies will be able to derive significant advantages from the more efficient utilization of their combined assets, management and personnel.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, (Privilege Enterprises Limited and The Travel Source, Limited) and R&D Scientific and Muller Media since acquisition dates, as if the stock purchase agreements with R&D and Muller were completed.

Liquidity and Capital Resources

On December 30, 1994 and January 5, 1995 the Company acquired the assets of Sigma Telecommunications and Alpha Products through the issue of 1,330,000 shares of common stock, and renamed the Company DCI Telecommunications, Inc. The liabilities remaining from the former Fantastic Foods International, Inc. at acquisition left the Company with negative working capital and little financing capability. In June 1995 the Company acquired R&D Scientific and in November 1996 acquired Muller Media, both through the issue of common stock. The acquisitions, particularly Muller Media, greatly improved the Company's financial position, and at March 31, 1997 the current ratio was a positive 1.9 to 1 and cash on hand was $1,300,000.

However, cash used in operations was $745,000 and $311,000 in the years ended March 31, 1997 and 1996 respectively. The Company was able to overcome these shortfalls from the sale of common stock and proceeds from the exercise of stock options.

Shortly after the close of fiscal year March 31, 1997, the Company completed the acquisition of CardCall International, CyberFax and DCI UK, which combined will require significant amounts of cash to finance their expansion plans.

The Company is continuing to pursue long-term financing for its acquisition and expansion program, and with its currently unleveraged position, will most likely engage in debt financing. However, no assurance can be given that additional financing will be available or, if available, that it will be on acceptable terms. The ability to finance all new and existing operations will be heavily dependent on external sources.

Consolidated Results of Operations

The following provides a discussion of the Company's consolidated results, comprised of the Company and its wholly owned subsidiaries, (Privilege Enterprises Limited, and The Travel Source, LTD) and R&D Scientific and Muller Media as if the purchase agreements with R&D and Muller were completed. References herein to the years 1997, 1996 and 1995 refer to the Company's Fiscal Years ended March 31.

Results of Operations - 1997 Compared to 1996

                        1997           1996
Net Sales           $2,793,948     $1,842,170

Net sales increased $951,778 or 52% in 1997 compared to 1996. The increase is principally due to Muller Media sales since its acquisition in November 1996. Small increases in Technology and Travel Agency sales also contributed to the increase.

                        1997           1996
Cost of Sales       $1,943,704     $1,399,862

Cost of sales increased $543,842 or 39% in 1997. Cost of sales associated with Muller Media sales for the four months since its acquisition amounted to approximately $385,000. In addition, cost of sales for the Technology Group increased $137,000 due to more salaries being allocated to cost of sales in 1997.

                                                1997        1996
Selling, General and Administrative           $408,810    $416,141

Selling, General & Administrative expenses declined $7,604 in 1997. Expenses increased approximately $170,000 as a result of several months of activity from Muller and PEL (acquired in November 1996). However, increased favorable debt settlements, lower director fees and various other reductions entirely offset the Muller and PEL increases.

                              1997           1996
Salaries and Compensation   $438,867       $383,510

Salaries increased $55,357 or 14% in 1997. Salaries of Muller and PEL since their acquisition amounted to $176,830 but was significantly offset due to the allocation of more salaries to cost of sales.

                                        1997        1996
Professional and Consulting Fees      $96,880     $130,962

Professional and consulting fees declined $34,082 or 26% in 1997. Increased fees as a result of Muller and PEL activity since acquisition totaled $40,874 and was offset by lower fees associated with debt settlements and the expanded use of internal resources for administrative responsibilities.

                                       1997         1996
Amortization and Depreciation        $277,737     $193,059

Amortization  and depreciation increased $85,812 in 1997.   A  full  year's
amortization of the R&D copyright (acquired June 1995) resulted in a $57,500 increase, and amortization of Muller goodwill beginning in 1997 resulted in an additional $24,000.

Other Income and Expense

                        1997           1996
Interest (Expense)   ($20,799)      ($30,670)
Interest Income       $19,571           $120

Interest expense declined $9,871 in 1997 due to the overall decline in corporate debt. Interest income in 1997 is almost entirely due to Muller's short term investments.

Results of Operations - 1996 Compared to 1995 (excluding Travel Source in both years since 1995 not available).

                        1996           1995
Net Sales            $ 814,016     $ 110,385

Net sales in 1996 amounted to $814,016 compared to only $110,385 in 1995. Sales in 1996 include a full twelve months of telecommunications, data acquisition and computer related sales as well as $544,404 medical systems sales since the proposed acquisition of R&D Scientific on June 19, 1995. Sales in 1995 reflect only three months of operations.

Net sales in 1995 represents sales of data acquisition, telecommunications components and collectible items since the acquisition of DCI and Alpha Products, or the last quarter of 1995. There were no operations earlier in the 1995 fiscal year.

                         1996           1995
Cost of Sales        $ 476,243       $ 46,657

Cost of sales in 1996 reflects twelve months of telecommunication, data acquisition and computer related costs and over nine months of R&D Scientific costs, while 1995 costs reflects only three months of activity.

                                   1996           1995
Salaries and Compensation      $ 338,217       $ 112,819

Salaries and compensation rose from $112,819 in 1995 to $338,217 in 1996 almost exclusively due to twelve months activity and the addition of R&D Scientific versus only three months activity in 1995.

                                            1996          1995
Selling, General and Administrative      $ 365,250     $ 125,868

Selling, general and administrative expenses increased to $365,250 in 1996, compared to $125,868 in 1995. The increase represents utilities, rent, travel and other expenses associated with a full year of operations.

                                           1996         1995
Professional and Consulting Fees        $ 129,065    $ 768,631

Professional  and  consulting fees decreased from  1995  due  to  the  high settlement of legal issues in the year ending March 31, 1995. This variance is also due to the inclusion in 1995 of stock related to Casino Marketing employees (which was written off in the 1996 quasi reorganization) and stock to the former president and others for services to establish the Company.

                                       1996            1995
Amortization and Depreciation       $ 191,924       $ 77,401

Amortization and depreciation increased to $191,924 in 1996 from $77,401 in 1995. Amortization in 1996 includes twelve months of customer base totaling $65,375 and ten months of R&D Scientific copyrights of $112,500. Amortization in 1995 included only three months of customer base amortization and $58,500 associated with Casino Marketing trademarks which was written off in 1996.

                                  1996           1995
Other Income and (Expense)    ($ 30,670)     ($ 74,494)

Net other expense declined $43,824 in 1996 compared to 1995, principally due to the inclusion in 1995 of settlement expenses associated with the former Fantastic Foods obligations. This was partially offset by $16,915 higher interest expense on notes and accounts payable in 1996.

                REPORT OF INDEPENDENT CERTIFYING ACCOUNTANT


Shareholders and Board of Directors
DCI Telecommunications, Inc.

We have audited the accompanying consolidated balance sheets of DCI Telecommunications, Inc. as of March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the financial position of DCI Telecommunications, Inc. as of March 31, 1997 and 1996 and the results of its operations, and its cash flows for each of the two years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 3 the Company has not completed the purchase and sale agreement with R&D Scientific Corporation and the stock purchase agreement with Muller Media Inc.. Although management believes the acquisitions of R&D Scientific Corporation and Muller Media Inc. will occur, no assurance can be given that these acquisitions will occur. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



Schnitzer & Kondub, P.C.


Eastchester, New York
June 4, 1997

                        DCI Telecommunications, Inc.
                        Consolidated Balance Sheets

                                                       March 31,
ASSETS                                           1997           1996

Current Assets:
Cash                                          $1,314,081       $42,198
Investments                                       43,575             -
Accounts Receivable                            2,286,430       141,510
Due from shareholders                             14,160        98,503
Prepaid expenses                                  43,088             -
Inventory                                         27,685        27,169
Total Current Assets                           3,729,019       309,380

Property and equipment                           429,419       156,812
Less: accumulated depreciation                   123,296        26,885
Net property and equipment                       306,123       129,927

Investment in CardCall International
  Holdings, Inc.                               1,500,000             -
Accounts receivable                            1,114,389             -
Deferred financing costs                         175,242             -
Deposits                                          16,534         5,020

Other Assets - copyright                       1,700,000     1,700,000
    - customer base                              653,752       653,752
    - costs in excess of net assets acquired   1,989,823             -
                                               4,343,575     2,353,752
Less: Accumulated amortization                   450,923       191,547
Net other assets                               3,892,652     2,162,205

Total Assets                                 $10,733,959    $2,606,532

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Bank overdraft                                 $      -       $42,004
Notes and settlements payable                    40,391       198,426
Accounts payable and accrued expenses           252,541       356,656
Participations payable                        1,533,966             -
Income taxes payable                            133,219             -

Total Current Liabilities                     1,960,117       597,086

Participations payable                          888,307             -
Long Term Debt                                  180,022        83,655
Deferred Income taxes                           274,179             -
    Redeemable, convertible preferred
    stock $1,000 par and redemption value,
    2,000,000 shares authorized, 1,500 shares
    issued and outstanding                    1,500,000             -

Total Liabilities                             4,802,625       680,741

Commitments and Contingencies (Note 11)

      Shareholders' Equity:

9.25% cumulative convertible, preferred
 stock $100 par value, 5,000,000 shares
 authorized, 29,076 shares issued and
 outstanding                                    305,000      305,000

Common stock, $.0001 par value,
  500,000,000 shares authorized,
  8,037,368 and 2,405,426 shares issued
  and outstanding                                   804           241
Paid in capital                               6,122,152     1,738,415
Treasury Stock                                      (13)          (29)
Unrealized Capital Loss                          (5,495)
Retained earnings
subsequent to 12/31/95,
  date of quasi-reorganization
  (total deficit eliminated $4,578,587)        (491,114)     (117,836)

Total Shareholders' Equity                    5,931,334     1,925,791

Total Liabilities and Shareholders' Equity  $10,733,959    $2,606,532

     See Accompanying Notes to Consolidated Financial Statements

                       DCI Telecommunications, Inc.
                 Consolidated Statements of Operations

                                                     Year Ended March 31,
                                                       1997         1996

 Net Sales                                          $2,793,948   $1,842,170
 Cost of Sales                                       1,943,704    1,399,862

 Gross Profit                                          850,244      442,308

 Selling, General & Administrative Expenses            408,810      416,141
 Salaries and Compensation                             438,867      383,510
 Professional and Consulting Fees                       96,880      130,962
 Amortization and Depreciation                         277,737      193,059

                                                     1,222,294    1,123,672

(Loss) from Operations                                (372,050)    (681,364)


 Other Income and (Expense):
   Interest Expense                                    (20,799)     (30,670)
   Interest Income                                      19,571          120
                                                        (1,228)     (30,550)

  Net (Loss)                                         ($373,278)   ($711,914)

  Net (loss) per common share                           ($0.07)      ($0.36)

 Weighted average common shares outstanding          4,986,139    1,988,426

   See Accompanying Notes to Consolidated Financial Statements

              Consolidated Statements of Stockholders' Equity
                    Years ended March 31, 1997 and 1996

                                                         Unrealized
                                 Added                    Capital
Preferred Stock   Common Stock   Paid in  Treas. Accum.   (Losses)
 Shares  Amount   Shares Amount  Capital  Stock  Deficit    Gains    Total
 ------ -------  ------- ------ --------  -----  -------  --------- -------
Balances, April 1, 1995
 2,750 $265,000 2,115,324 $212 $6,552,188   -- ($3,984,509)  --   $2,832,891

Shares issued for options exercised
    --       --    16,819    2    235,372   --      --       --      235,374

Shares issued for services
11,326       --    46,150    4    298,133   --      --       --      298,137

Shares issued for stock of R&D Scientific
    --       --   106,250   11  1,699,989   --      --       --    1,700,000

Shares canceled - employment contracts
    --       --        --   --   (781,237) (13)     --       --     (781,250)

Shares sold
15,000   40,000   120,883   12    116,972   --      --       --      156,984

Quasi reorganization  - 12/31/95
    --       --        --   -- (6,383,002) (16) 4,578,587    --   (1,804,431)

Net Loss
    --       --        --   --         --   --   (711,914)   --     (711,914)

Balances, March 31, 1996
29,076 $305,000 2,405,426 $241 $1,738,415 ($29) ($117,836)   --   $1,925,791


Shares issued for options exercised
    --       --   678,700  $68   $140,736   --      --       --     $140,804

Shares issued for services
    --       --   176,211   18     93,402   --      --       --       93,420

Shares issued for Stock of Muller Media
    --       -- 1,200,000  120  2,999,880   --      --       --    3,000,000

Shares issued for Stock of Bettencourt and Associates
    --       --     6,897    1     10,344   --      --       --       10,345

Shares sold
    --       -- 3,195,181  319  1,056,104   --      --       --    1,056,423

Shares issued for settlements
    --       --    42,000    4     83,320   --      --       --       83,324

Shares issued for investment in CardCall
    --       --   545,453   54        (54)  --      --       --            0

Shares cancelled
    --       --  (212,500) (21)         5   16      --       --            0

Change in unrealized capital losses
    --       --        --   --         --   --      --   (5,495)      (5,495)

Net Loss
    --       --        --   --         --   --   (373,278)   --     (373,278)

Balances March 31, 1997
29,076 $305,000 8,037,368 $804 $6,122,152 ($13) ($491,114) ($5,495) $5,931,334

See accompanying notes to consolidated financial statements

                     DCI Telecommunications, Inc.
                 Consolidated Statements of Cash Flows

Cash Flows from Operating Activities:              Year Ended March 31,
                                                     1997       1996
Net Loss                                          ($373,278) ($711,914)

Adjustment to reconcile net loss to net
cash from (used in) operating activities:

        Depreciation and amortization               277,737    193,059
        Stock issued for services                    11,120    266,671
        Note and Account Settlements               (146,819)   (92,231)
        Accrued Interest                                         5,600
        Loss on property disposition                            30,007

   Changes in assets and liabilities:
     (Increase) Decrease in:
        Investments                                     526
        Accounts Receivable                         362,538    (86,388)
        Inventory                                      (516)     6,006
        Deposits                                     (1,214)    (7,360)
        Prepayments                                 (27,623)
        Deferred Financing Costs                   (175,242)

     Increase (Decrease) in:
        Accounts Payable and accrued expenses      (254,928)    85,391
        Contracts Payable                          (319,563)
        Income taxes                                (97,511)
            Total Adjustments:                     (371,495)   400,755
        Net cash from (used in) operating
          activities                               (744,773)  (311,159)

Cash flows from (used in) investing activities:
        Additions to property, plant & equipment    (47,720)    (3,595)
        Cash acquired with acquisitions             878,586     22,807
        Investment in CardCall
             International                       (1,500,000)
        Investment in Muller Media                  (98,962)
        Net cash (used in) from investing
            activities                             (768,096)    19,212

Cash flows from (used in) financing activities:
        Proceeds from stock options                 140,804    282,117
        Proceeds from sale of stock               1,056,422    145,000
        Bank overdraft                              (42,004)    11,936
        Payment of notes payable                     (5,492)    (2,454)
        Proceeds from sale of Preferred Stock     1,500,000
        Proceeds from notes                                     16,595
        Note payable - shareholder                   15,479    (50,000)
        Due from Shareholders                       119,543    (91,784)
        Proceeds from affilates                                 12,043
        Net cash (used in) from financing
            activities                            2,784,752    323,453

Net Increase in cash                              1,271,883     31,506
Cash, Beginning of Year                              42,198     10,692
Cash, End of Year                                $1,314,081    $42,198

See Accompanying Notes to Consolidated Financial Statements

                       DCI Telecommunications, Inc.
                 Consolidated Statements of Cash Flows



                                                         Year Ended March31,
                                                          1997         1996
Supplemental disclosures of cash flow information:

Cash Paid for Interest                                  $21,000       $25,000

     Non cash investing and financing transactions:
      Acquisitions by stock issuance:
          R&D Scientific                                           $1,700,000
          Muller Media                               $3,000,000
          Bettencourt and Associates                    $10,345
      Non cash settlements                             $165,624
      Fixed Assets Acquired by Debt                    $107,195


See Accompanying Notes to Consolidated Financial Statements

DCI Telecommunications, Inc.
Notes to Consolidated Financial Statements
Years Ended March 31, 1997 and 1996


Note 1.  Organization and Significant Accounting Policies

DCI Telecommunications, Inc. (the "Company") was originally incorporated on February 4, 1985, as ALFAB, Inc. and subsequently became Fantastic Foods International, Inc. ("Fantastic Foods") after a reorganization in 1991. The shareholders of Fantastic Foods International, Inc. at a shareholders meeting on December 30, 1994 approved the acquisition of the assets of Sigma Telecommunications, Inc. in a stock for asset purchase, with Fantastic Foods exchanging four hundred, eighty thousand (480,000) common shares valued at $140,000 for the assets of Sigma Telecommunications, Inc. which totaled $140,000. Concurrent with the merger, the name was changed to DCI Telecommunications, Inc.

On January 5, 1995 the Board of Directors approved the acquisition of certain assets of Sigma Industries, Inc. (Alpha Products) in a stock for asset purchase with DCI exchanging eight hundred, fifty thousand (850,000) common shares valued at $672,400 for the assets of Alpha Products, Inc. which totaled $672,400. The above acquisitions were accounted for using the purchase method of accounting.

The Company's Board of Directors approved a one-for twenty reverse split of its common stock on January 25, 1995, a forty for one split on March 8, 1996 and a one for four hundred reverse split on March 14, 1996.
Accordingly, the financial statements and related footnotes have been restated to reflect these transactions as of April 1, 1995.

In the year ended March 31,1997 the Company acquired The Travel Sources Ltd. , a travel agency, and the assets of Paul Bettencourt Associates
(PEL), a value added marketing card company. (see note 2)

On June 19, 1995, DCI entered into an agreement to acquire the common stock of R&D Scientific Corp. ("R&D"), (a New Jersey Corporation which develops computer software programs) for 106,250 shares (to be adjusted on or before December 31, 1997 for a value of $1,700,000). The shares are to be exchanged subject to the condition that the Company make a cash infusion requirement of $150,000 to R & D. Such shares remain in escrow but are included in outstanding common stock for the years ended March 31, 1997 and 1996. The Company was granted an extension until December 31, 1997 to make the cash infusion of $150,000, required by the agreement, in order to consummate the transaction with R&D. In consideration for the extension, R&D has the right to terminate the purchase and sale agreement at its sole discretion prior to DCI making the cash infusion. As of March 31, 1997, $85,000 of the cash infusion was made by the Company.

The Company's financial statements include the operations of R&D from June 19, 1995, the date of the purchase and sale agreement. The financial statements do not include any adjustments that might result from the termination of the purchase and sale agreement.

On November 26, 1996, DCI entered into a stock purchase agreement with Muller Media, Inc. ("Muller"), (a New York corporation that distributes syndicated programming and motion pictures to the television and cable industry) to acquire 100% of the outstanding common stock of Muller in a stock for stock purchase, with DCI exchanging one million two hundred thousand (1,200,000) shares of common stock for all of the common shares of Muller. The DCI stock was valued at two dollars and fifty cents ($2.50) per share ($3,000,000 in total). The shares of both companies have been deposited with an escrow agent but are included in outstanding common stock for the year ended March 31, 1997 based upon the intention of the Company.


DCI is required to repurchase the shares , for $3,000,000 , if Muller exercises a "put" option which commences on the earlier of 120 days from December 27, 1996, unless an extension is requested by DCI, which Muller cannot unreasonably withhold, or 14 days after DCI has received an aggregate of $3,000,000 in net proceeds from the sale of its capital stock. An extension was granted by Muller through July 15, 1997. The selling stockholders also have an option to keep DCI stock or accept up to $3,000,000 in cash from DCI.

The Company's financial statements include the operations of Muller from November 26,1996, the date of the stock purchase agreement. The financial statements do not include any adjustments that might result from the termination of the stock purchase agreement or exercise of the option described above.

In the year ended March 31, 1995, DCI entered into an agreement to purchase Casino Marketing, Inc. In the year ended March 31, 1996, the Company reversed $1,624,500 of the net remaining investment in trademarks associated with Casino Marketing. Since the transaction with Casino
Marketing, Inc. was not consummated, all of the 162,500 shares of stock issued for the trademarks, which had been held in escrow, were returned to the Company and were canceled. Amortization recorded in the first two quarters of 1996 totaling $117,000 was also reversed.

Quasi Reorganization

At the Annual Meeting of Shareholders on July 26, 1995, the shareholders approved a quasi reorganization of the Company to adjust the carrying value of assets and liabilities to their fair market value. The Company reduced its inventory valuation by $63,182. The accumulated deficit of $4,578,587, at December 31, 1995, the effective date of the reorganization, was eliminated in full and charged to paid in capital. Retained earnings (deficit) starting date is January 1, 1996.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, (Privilege Enterprises Limited and The Travel Source, LTD.) and R&D Scientific and Muller as if the purchase and sale agreement with R&D Scientific and stock purchase agreement with Muller were completed. Material inter-company balances and transactions have been eliminated in consolidation.

Cash

For purposes of the statement of cash flows, the Company considers cash as cash held in operating accounts and all highly liquid investments with a maturity of three months or less to be cash equivalents.

Cash includes $10,000 which is collateral for a $10,000 letter of credit with a commercial bank that expires April 30, 1998.

The Company maintains its cash balances at several financial institutions. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances are approximately $840,000 at March 31, 1997.

Inventory

Inventory of $ 27,685, stated at the lower of cost or market (first in, first out), consists of microchips, data acquisition and telecommunications components.

Revenue Recognition

Revenue is recorded when goods are shipped or when services are rendered to the customer. The Company utilizes the direct write off method for valuing accounts receivable.

Revenues and expenses from the distribution of motion pictures and other entertainment events are recognized in accordance with Financial Accounting Standards No. 53. Revenues are recognized upon the commencement of the television and cable station's license period. The related expense incurred in the distribution of motion pictures and other entertainment events is recognized as revenue is earned. The primary expense(cost of sales) incurred in the distribution of motion pictures and other entertainment events is the amount due the producers of the motion pictures (reflected as participations payable in the financial statements).

Investments

The Company accounts for investments under Statement of Financial Accounting Standards No. 115, which requires that fixed maturities and equity securities that have readily determined fair values be segregated into categories based upon the Company's intention for those securities. Equity securities are classified as available for sale and stated at fair value with unrealized gains and losses, net of related deferred income taxes, reported as a separate component of shareholders' equity.

Realized  investment  gains  and  losses, accounted  for  by  the  specific
identification   method,  are  included  in  the  statements   of   income.
Investment income is recognized when earned.

Property and Equipment

Property and equipment is stated at cost. Major additions are capitalized; expenditures for repairs and maintenance are charged against operations. Depreciation is calculated under the straight-line method over the anticipated useful lives of the assets which range from 5 to 7 years.

Copyright

In connection with the purchase and sale agreement with R&D Scientific Corp. on June 19, 1995, the Company acquires a copyright on R&D's Datatron System for tamper proof data acquisition. The copyright is valued at $1,700,000 which is being amortized over ten years. Accumulated amortization at March 31, 1997 was $282,500.

Cost in Excess of Net Assets Acquired

Cost in excess of net assets acquired (Goodwill) of $1,989,823 represents the consideration paid in excess of net assets acquired in the Muller Media acquisition. Accumulated amortization at March 31, 1997 was $24, 000. Goodwill is being amortized over 20 years.

Deferred Compensation

Certain officers of the Company received stock options as part of compensation agreements entered into in 1995. The options were exercised in 1995 and the value of the options, based upon quoted market prices of the Company's stock was being amortized over six years, the term of the employment agreement. During the twelve months ended March 31, 1995 the Company issued 125,000 shares of its $.0001 par value common stock for services provided to the Company and under employment contracts.

Subsequent to March 31, 1996, the Company agreed to cancel the options and shares with respect to such employment agreements. This transaction which has the impact of reducing deferred compensation and paid in capital, by $759,550 and $781,237, respectively was recorded as if the event took place as of March 31, 1996. The shares, which are to be canceled, are shown as treasury stock as of March 31, 1997.

Customer Base

The customer base, of $653,752, relates to the value of the customer list acquired with the asset acquisition of Alpha Products and is being amortized over ten years. Accumulated amortization at March 31, 1997 was $144,423.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." The Company files a consolidated tax return with its subsidiaries. Muller and R& D Scientific file separate tax returns based upon their individual financial results.

Earnings Per Share

Earnings  per  share  are based on the weighted average  number  of  shares
outstanding.   Common stock equivalents have not been considered  as  their effect would be anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Restatements

Certain reclassifications and restatements have been made to prior years financial statements to conform with the current years presentation and to report the acquisition of The Travel Source, LTD as a pooling of interest.

Note 2.  CardCall International Holdings Inc.

In 1997 DCI and CardCall International Holdings Inc. ("CardCall") entered into discussions regarding the combination of the two companies. CardCall, a Delaware corporation, is the parent company of CardCaller Canada Inc., a Canadian corporation, and CardCall(UK) Limited incorporated under the laws of the United Kingdom. CardCall is in the business of designing, developing and marketing, through distributors, prepaid phone cards which provide the cardholder access to long distance service through its switching facility. In February 1997, the Company invested $1,500,000 in CardCall. The Company raised this money through the issuance of DCI convertible preferred stock to certain shareholders of CardCall as described in Note 8.

The investment is represented by two notes receivable of $300,000 and $900,000 payable 120 days after demand. The $300,000 balance of the investment are advances issued to CardCall without any stipulated repayment terms.

Subsequent to March 31, 1997 CardCall agreed to accept DCI's offer to purchase all of the issued and outstanding common shares (8,238,125) and warrants to purchase common shares of CardCall. In connection with this transaction for each 100 shares of common stock of CardCall held by a shareholder, DCI will issue 6 shares of common stock and a warrant to purchase 9 shares of common stock for $4.00 per share on or before February 28, 2001.

In addition, each shareholder of CardCall may acquire 85 shares of DCI common stock under a subscription agreement for each 100 shares of CardCall held by such shareholder on or before July 31, 1997 at a purchase price of $.20 per share.

Summarized unaudited financial data of CardCall at March 31,1997 and 1996 is as follows:

                                 1997                1996
Net Sales                    $ 6,497,932        $ 4,345,595
Cost of Sales                  6,873,153          3,916,140
Gross Margin                   (375,221)            429,455
Selling, General and
  Administrative Expenses     3,398,661           1,940,492
(Loss) from  Operations      (3,773,882)        (1,511,037)
Interest Expense                 42,943             53,446
Net (Loss)                 ($ 3,816,825)      ($ 1,564,483)
                               =========          =========
Cash                           $ 165,041          $292,121
Accounts Receivable            1,988,677           358,800
Fixed Assets, Net                791,711           512,716
Other Assets                     269,687           192,526
Total Assets                 $ 3,215,116        $1,356,163
                               =========           ========
Accounts Payable and
   Accrued Expenses          $ 5,219,530        $1,413,695
Due to Related Parties                 0           363,292
Long-Term Debt                    56,652            92,874
Other Liabilities                107,975             82,727
Total Liabilities            $ 5,384,157        $ 1,952,588
                              ===========        ==========

The financial statements of CardCall were translated from the Canadian dollar , for CardCall Canada Inc. and the British pound for CardCall(UK) Limited to the United States dollar.

Note 3. Acquisitions

R&D Scientific Corporation

On June 19, 1995, DCI entered into an agreement to acquire the common stock of R&D Scientific Corp. (R&D), a New Jersey Corporation, for 106,250 shares (to be adjusted on or before December 31, 1997 for a value of $1,700,000). The shares are to be exchanged subject to the condition that the Company make a cash infusion requirement of $150,000 to R & D. Such shares remain in escrow but are included in outstanding common stock for the years ended March 31, 1997 and 1996. The Company was granted an extension until December 31, 1997 to make the cash infusion of $150,000, required by the agreement, in order to consummate the transaction with R&D. In consideration for the extension, R&D has the right to terminate the purchase and sale agreement at its sole discretion prior to DCI making the cash infusion. As of March 31 1997, $85,000 of the cash infusion has been made.

The Company's financial statements include the operations of R&D from June 19, 1995, the date of the purchase and sale agreement. The financial statements do not include any adjustments that might result from the termination of the purchase and sale agreement. Summarized financial data of R&D Scientific included in the financial statements since June 19, 1995, date of purchase and sale agreement, is as follows:
                                                      March 31,
                                                  1997        1996
     Net Sales                                 $ 628,010   $ 544,404
     Cost of Sales                               403,653     352,164
     Gross Profit                                224,357     192,240

     Selling, General & Administrative Expenses  163,518     116,082
     Salaries and Compensation                    90,000      36,567
     Professional Fees                             6,899       2,008
     Depreciation                                  4,744       1,863
                                                 265,161     156,520

     (Loss) Income from Operations              ( 40,804)     35,720
     Interest Expense                             15,927      11,249
     Net(Loss) Income                          ($ 56,731)   $ 24,471
                                                  ======      ======

     Cash                                      $  16,640   $  29,384
     Accounts Receivable                         110,123      90,925
     Fixed Assets, Net                           177,134      89,722
     Other                                         1,770       7,446
     Total Assets                              $ 305,667   $ 217,477
                                                  ======      ======

     Accounts Payable and Accrued Expenses     $  40,278   $  68,640
     Bank Note Payable                            38,289      32,077
     Long-Term Debt                              166,006      84,380
     Due to Shareholder                            -0-         7,909
     Total Liabilities                         $ 244,573   $ 193,006
                                                  ======      ======

     Three customers accounted for approximately 43% and 49% of sales in 1997 and 1996.

Muller Media, Inc.

On November 26, 1996, DCI entered into a stock purchase agreement with Muller Media, Inc. (Muller), a New York corporation, to acquire 100% of the outstanding common stock of Muller in a stock for stock purchase, with DCI exchanging one million two hundred thousand (1,200,000) shares of common stock for all of the shares of Muller capital stock. The DCI stock was valued at two dollars and fifty cents ($2.50) per share ($3 million in total).

The shares of both companies have been deposited with an escrow agent. DCI must repurchase the shares, if Muller exercises a "put" option which commences on the earlier of 120 days from December 27, 1996, unless an extension is requested by DCI, which Muller cannot unreasonably withhold, or 14 days after DCI has received an aggregate of $3,000,000 in net proceeds from the sale of its capital stock. An extension was granted by Muller through July 15, 1997. The selling stockholders have an option to keep DCI stock or accept up to $3,000,000 in cash from DCI. Muller is a distributor of syndicated programming and motion pictures to the television and cable industry. The acquisition has been accounted for as a purchase.

Summarized financial data of Muller included in the financial statements since November 26, 1996, date of stock purchase agreement, is as follows:

                                                       1997

     Net Sales                                       $ 825,225
     Cost of Sales                                     378,631
     Gross Profit                                      446,594

     Selling, General & Administrative Expenses        119,416
     Salaries and Compensation                         133,361
     Professional Fees                                  23,348
     Depreciation                                        2,106
                                                       278,321
     Income from Operations                            168,273
     Interest Income                                    18,313
     Net Income                                      $ 186,586
                                                        ======
     Cash                                            $ 936,973
     Accounts Receivable                             2,095,375
     Investments                                        43,575
     Fixed Assets, Net                                  26,608
     Long-Term Accounts Receivable                   1,114,389
     Other                                              33,645
     Total Assets                                  $ 4,250,565
                                                       =======
     Accounts Payable and Accrued Expenses         $   136,141
     Participations Payable - Current                1,533,966
     Income Taxes                                      132,819
     Participations Payable - Long-Term                888,307
     Deferred Income Taxes                             274,179
     Total Liabilities                             $ 2,965,412
                                                       =======
     Four customers accounted for approximately  59% of sales in 1997.

Privilege Enterprises Limited

On November 5, 1996, DCI acquired the assets of Paul Bettencourt Associates in exchange for 6,897 shares of DCI stock valued at approximately $10,000. Privilege Enterprises Limited ("PEL") a New Hampshire corporation, was formed by the Company to continue the business of Bettencourt and Associates. The acquisition has been accounted for as a purchase. PEL is in the business of value added card based and other marketing programs.

The Travel Source, LTD.

On March 25 ,1997 the Company issued 29,412 shares of common stock for all of the outstanding shares of The Travel Source LTD. ("Travel Source") a travel agency. The acquisition has been accounted for as a pooling of interests, and accordingly, the accompanying financial information has been restated to include the accounts of Travel Source for all periods presented. Since Travel Source was acquired on March 25,1997, all operations were considered prior to date of acquisition. Net sales and net
(loss) earnings of the separate companies are as follows:

                                Years ended March 31,
                                  1997         1996
     Net Sales:
     DCI                     $ 1,705,235     $ 814,016
     Travel Source             1,088,713     1,028,154
     Combined                $ 2,793,948   $ 1,842,170
                                ========     ========
     Net(Loss) Earnings:
     DCI                      ($ 390,679)   ($ 717,353)
     Travel Source                17,401         5,439
     Combined                 ($ 373,278)   ($ 711,914)
                                ========      ========

Note 4. Pro Forma Financial Information (Unaudited)

The following table summarizes the unaudited pro forma results of operations of the Company for the fiscal years ended March 31, 1997 and 1996, assuming the acquisitions of CardCall, R&D, Muller, PEL and Travel Source had occurred on April 1, 1995. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that would have occurred had the acquisitions taken place on April 1, 1995 or of future results of operations.


                                             1997           1996
Net Sales                                $12,492,440    $ 7,905,300
Cost of Sales                             10,994,141      6,278,948
Gross Margin                               1,498,299      1,626,352
Selling, General & Admin Expenses          5,504,727      4,133,439
(Loss) from  Operations                   (4,006,428)    (2,507,087)
Interest Income                               49,205         40,149
Interest Expense                             (63,742)       (86,116)
Net (Loss)                               ($4,020,965)   ($2,553,054)

(Loss) per Share                              ($ .29)        ($ .22)

Cash                                     $ 1,479,122    $ 1,327,191
Accounts Receivable                        5,389,496      2,149,381
Fixed Assets, Net                          1,097,834        675,930
Intangible Assets                          5,392,652      2,162,205
Other Assets                                 589,971        400,977
Total Assets                             $13,949,075    $ 6,715,684
                                           =========       ========
Accounts Payable and Accrued Expenses    $ 7,894,344    $ 3,201,400
Income Taxes                                 407,398        386,231
Due to Related Parties                             -        363,292
Long-Term Debt                               236,624        176,529
Other Liabilities                            148,366        323,157
Total Liabilities                        $ 8,686,732    $ 4,450,609
                                            ========       ========

Note 5. Common Stock

During the year ended March 31,1997 the Company raised approximately $1,056,000 in cash by issuing 3,195,181 common shares under Regulation 504 and 505 of the securities act.

In the year ended March 31, 1995, the Company established an incentive stock option plan reserving 10,000,000 shares of common stock for certain employees, officers and directors. The exercise price must be at least the fair market value of the stock on the date of the grant, and the term of each option granted will not be more than ten years from the date of the grant. Where options are granted to stockholders owning more than 10% of the outstanding common stock, the exercise price must be at least 110% of the fair market value of the stock, and the term is limited to 5 years. The Company has placed an annual limit on options of $100,000 per calendar year for each employee. To the extent that the above limit is not used in any calendar year, 50% of the excess for an individual may be carried over for up to three years. Summarized information regarding stock options outstanding and exercisable at March 31,1997 is as follows:

                                    Number of shares        Average price
     Outstanding at April 1,1995           -0-                     -0-
     Granted                              114,819                $   .70
     Exercised                            (16,819)               $  1.40
     Outstanding at March 31,1996          98,000                $   .58
     Granted                            3,450,000                $   .19
     Exercised                           (678,700)               $   .19
     Outstanding at March 31,1997       2,869,300                $   .20
                                         ========

Note 6. Investments

At March 31, 1997, the Company has classified all of its equity securities as available-for-sale and, accordingly, has reported the securities at approximate market value, with unrealized gains and losses, net of applicable income taxes, excluded from operations and reported as a separate component of stockholder's equity as follows:

     Marketable securities, at cost          $ 49,070
     Unrealized loss                            5,495
     Market value                            $ 43,575
                                               ======
Marketable  securities  consist  of   bond  mutual  funds.   No  sales   of
securities took place during the year ended March 31, 1997.

Note 7. Accounts Receivable

Included in the 1997 trade receivables are contracts receivable of Muller totaling $ 2,074,375. Muller also has media contracts receivable with payment terms over one year totaling $1,114,389. In addition, Muller has license agreements totaling approximately $1,494,000 whose license period will begin after March 31, 1997, and therefore, not reflected in the financial statements. One of Muller Media's major producers has a security interest in certain contracts totaling $1,965,600 as of March 31, 1997.

Note 8.  Preferred Stock

The Company has authorized but unissued shares of non-voting preferred stock which may be issued in series with such preferences as determined by the Board of Directors. At March 31, 1997, and 1996 the following issues of preferred stock were outstanding:

Series C

On February 18,1997 the Company issued $1,500,000 of Series C non -voting convertible preferred shares repayable on February 28, 1999. The shares are convertible to common stock 60 days from the issue date at the lesser of $2.75 per share or 75% of the average closing bid price of the common stock for the 5 days prior to conversion. If the conversion takes place 90 days after the issue date, the shares are convertible to common stock at the lesser of $2.75 or 70% of the average closing bid price of the common stock for the 5 days prior to conversion. In connection with this offering, 545,455 common shares were placed with an escrow agent to facilitate any conversions. In addition, 140,000 warrants exercisable at $3.625 for a period of three years from the issue date were granted to these preferred shareholders.

DCI may repurchase the common stock issuable under the preferred stock agreement described above within 90 days from date of issue at a price of $3.67 per share or the average closing bid price of the common stock for the 5 days prior to conversion.

Series A

The holders of the preferred shares are entitled to receive dividends at 9.25% per annum at the time legally available. Such dividends are cumulative from the date of purchase of the stock. The preferred shares are non-voting and in the event of liquidation of the Company the preferred shareholders are entitled to payment of an amount equal to par value of the preferred shares before any distribution to other shareholders. The preferred shares may be converted at the option of the holder, into 1/3 share of common stock for each share of preferred stock through January 1, 1997. Upon conversion shareholders are entitled to receive payment of any accrued but unpaid dividends except for the final calendar quarter prior to conversion.

During the year ended March 31, 1996, the Company sold 15,000 shares of Series A preferred stock for $40,000, and issued 11,326 shares of Series A preferred stock for services rendered the Company.

There are no stated redemption terms associated with the Company's preferred stock. No preferred stock dividends have been declared or paid in the years ended March 31, 1997 and 1996.

Note 9.  Long Term Debt

Long-term debt consists of the following:
                                                         March 31,
                                                     1997        1996

Mortgage with a bank on an office condominium owned
by R&D Scientific. The mortgage note bears interest
at the bank's prime rate plus 2% adjusted annually
with a lifetime cap of 16%. The note is payable in
monthly installments of principal and interest of
$833 with a balloon payment for the balance of the
note due in April 2020.                         $  82,807      $ 84,380


Mortgage with a bank on an office condominium owned
by R&D Scientific. The mortgage note bears interest
at 10.51%. The note is payable in monthly
nstallments of principal and interest of $803 and is
due in March 2022.                                84,883           -0-

Equipment financing note bearing interest at 17.17%
secured by the equipment purchased, payable in
monthly installments of $132 due in March, 2000.   3,620           -0-

Equipment financing note bearing interest at 17.17%
secured by the equipment purchased, payable in monthly
installments of $661 due in December,1999.        16,875           -0-

                                                 188,185        84,380
less current portion of long-term  debt            8,163           725

                                              $  180,022      $ 83,655
                                                  ======        ======

Aggregate annual principal payments are as follows;

1998 $8,163: 1999 $9,667: 2000, $8,300: 2001, $2,304: 2002,$2,632 : 2003
and thereafter $157,119.

Note 10.  Related Party Transactions

During the year ended March 31, 1996, certain officers and shareholders made cash advances to the Company. $7,909 of the advances remain unpaid at March 31, 1996 and are included in accounts payable.

Also, during the years ended March 31, 1997 and 1996, the Company made payments for liabilities on behalf of certain officers and shareholders. These payments are being repaid to the Company primarily by cash payments and salary reductions. The amount due from the officers and shareholders was $14,160 and $98,503, at March 31, 1997 and March 31, 1996,
respectively.

Note 11.  Commitments and Contingencies

(a)  Leases

The Company is presently negotiating several operating lease agreements for office space. Aggregate annual minimum future rental payments under current leases are $ 66,264, in 1998: $ 45,000, in 1999: and $ 11,250, in 2000.
Rent expense was $92,867 and $37,464, in the years ended March 31, 1997 and 1996, respectively.

(b)  Employment Agreements

The Company has employment contracts with certain key employees which provide for minimum annual compensation of $388,000 in 1998 and 1999, plus annual increases based on the consumer price index.

(c)  Litigation

On April 21, 1995 the Company was sued for $81,000 by Podoll & Podoll PC, former counsel to Fantastic Foods International, Inc., DCI's predecessor. The suit alleges failure to pay on a Fantastic Foods note dated February 13, 1993 in the principal amount of $60,000 with interest at 10% per annum. On November 7, 1995, the District Court issued a summary judgment in favor of Podoll & Podoll for $60,000 plus $27,459 accrued interest, with interest continuing to accrue at 18% until paid. In April 1996, Podoll & Podoll had seized certain assets of the Company's office furniture and equipment with a book value of approximately $30,000 which was recognized as a loss in the 1996 financial statements. This litigation was settled in the year ended March 31,1997 by the assumption of the debt by the chief executive officer of the Company. As of May 31, 1997, $65, 000 of the debt was paid.

In addition to the aforementioned litigation, the Company is party to legal actions arising during the normal course of business.

In the opinion of management, the ultimate outcome of the above litigation will have no material effect on the financial position of the Company.

(d) Common and Preferred Stock

During the fiscal years ended March 31, 1996 and 1997, the Company issued shares of its common and preferred stock. These shares were not registered under the Securities Act of 1933 based on the exemption from registration thereunder provided by section 4 (2), thereof for offerings not involving a public offering.

(e) Letter of credit

The Company has a $10,000 letter of credit with a bank for purposes of doing business as a travel agent with the airlines. The letter of credit expires in April of 1998 and is secured by $10,000 in a savings account.

Note 12.  Notes and Settlements  Payable

Amounts due at March 31, 1997 and 1996 consist of the following:

                                                    1997         1996

     Current portion of long-term debt            $ 8,163        $ 725

     Note payable - stockholder                        -0-      50,000
     In connection with a judgment of $119,000 against the Company for liability incurred while it was operating as Fantastic Foods. The Company entered into a settlement agreement to pay the claimant $80,000 and issue 60,000 shares of common stock. In the year ended March 31,1997 an additional
     40,000 common shares were issued to settle the judgment.

     Note payable - Vendor                            -0-      87,578
     This represents a judgment of $60,000 against the Company for liability incurred while it was operating as Fantastic Foods. The amount includes interest and costs of $27,578 which is accruing at 18% per annum. This judgment was settled in the year ended
     March 31,1997 by the assumption of the debt by the chief executive officer of the Company

     Note Payable - Bank                          32,228      32,077
     Amount outstanding at March 31, 1996 under a $50,000 line of credit of R&D Scientific bearing interest at 10.42%. The line of credit is secured by the assets of R&D Scientific and is personally guaranteed by a shareholder and officer of R&D Scientific.

     Settlement of claims for compensation
     and expense reimbursement by former
     employees and affiliated persons               -0-      28,046

                                              $  40,391   $ 198,426
                                                 ======      ======

Note  13. Employee Benefit Plans

The Company and its subsidiaries and R & D Scientific, do not have employee pension plans. Muller maintains a defined contribution plan for its employees. Pension expense was $10,000 since the date of the stock purchase agreement with Muller.

Note 14.  Property and Equipment

Property and equipment consist of:
                                                        March 31,
                                                    1997        1996
     Buildings                                   $ 182,410    $ 91,585
     Computer Equipment and Software                87,348      49,804
     Furniture and Fixtures                        159,661      15,423

                                                   429,419     156,812
     Accumulated Depreciation                     (123,296)   ( 26,885)

                                                  $306,123    $129,927
                                                    ======      ======

Note 15.  Income Taxes

In February 1992, the Financial Accounting Standards Board issued SFAS 109, effective for fiscal years beginning after December 15, 1992 with early adoption encouraged. This statement established financial accounting and reporting standards for the effect of deferred income taxes using the liability approach as compared to the concept of matching tax expense to pre-tax income (deferred method) required under previous accounting standards. In addition, under previous accounting standards, the tax benefit of utilizing operating loss carryforwards was reflected as an extraordinary item.

Deferred tax assets and liabilities are determined utilizing the enacted tax rates applicable to the period the temporary differences are expected to be paid or recovered. Accordingly, the current period tax provision can be affected by the enactment of new tax rates. The statement requires a valuation allowance reducing the deferred tax asset if it is more likely than not that some portion of the asset will not be realized. DCI and its wholly-owned subsidiaries has a net operating loss carry-forward of approximately $ 1,310,000 as of March 31,1997 which expires through 2012. A deferred tax benefit has not been recorded with respect to the net operating loss carry-forward.

The deferred tax liability reported on the accompanying balance sheets apply to Muller Media, Inc. For income tax reporting Muller uses the installment method of accounting. This method recognizes revenue and the related expense over the installments paid by the television stations to Muller, usually over twelve to thirty six months. Deferred income taxes have been recorded for the excess of financial statement income over taxable income.

Note 16.  Segment Information

The following table shows sales , operating (loss) earnings and other financial information by industry segment for the year ended March 31,1997. The Company operated only in the technology segment in the year ending March 31, 1996.


                    Media      Consumer   Technology Corporate  Consolidated
Sales             $ 825,225  $ 1,123,697  $ 845,026   $      0   $ 2,793,94
Operating(Loss)   $ 168,273    ($ 54,293)  ($25,772) ($460,258)  ($ 372,050)
  Earnings
Identifiable
  Assets         $6,216,388     $ 95,481 $2,318,666 $2,103,424  $10,733,959
Depreciation        $ 2,106        $ 352    $ 6,594    $ 9,309     $ 18,361
Capital Expendistures     0     $ 17,141  $ 114,833   $ 23,851     $155,825

The Company's operations are classified into three business segments as follows:

Media - Includes the national distribution and syndication of feature films and programs to the broadcast and cable T.V. industry.
Technology - Includes the design and production of tamperproof software used in the healthcare industry.
Consumer - Includes the distribution of value added consumer discount cards and a travel agency.

In the Media segment four customers accounted for approximately 59% of sales in 1997 and five customers comprise approximately ($2,123,000) 67% of accounts receivable at March 31,1997.

In the Technology segment three customers accounted for approximately 43% and 49% of sales in 1997 and 1996.

Note 17.  Subsequent Events

On April 9,1997 the Company acquired , for 400,000 shares of common stock, all of the outstanding shares of CyberFax, Inc., a Canadian corporation engaged in the business of providing real time fax capabilities on the Internet.

On April 23,1997 the Company acquired, all of the outstanding shares of Crossmain Ltd., a British corporation, for 4,285,714 options to purchase common stock over a two year period subject to certain earning provisions to be obtained by Crossmain. Crossmain is engaged in the business of providing long distance telecommunications throughout Europe via a private leased line network which is the least expensive method of establishing a telecommunications presence in the European market. Crossmain was renamed DCI UK Ltd.

                REPORT OF INDEPENDENT CERTIFYING ACCOUNTANT


Shareholders and Board of Directors
DCI Telecommunications, Inc.

We have audited the accompanying consolidated balance sheet of DCI Telecommunications, Inc. as of March 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the financial position of DCI Telecommunications, Inc. as of March 31, 1996 and the results of its operations, and its cash flows for each of the two years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

As discussed in notes 2,3, and 12, the Company has not completed the purchase and sale agreement with R&D Scientific Corporation and is arranging long term financing for future operations. Although management believes the acquisition of R&D Scientific Corporation and the long term financing will occur, no assurance can be given that these events will occur. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Schnitzer & Kondub, P.C.

Greenwich, Connecticut
June 30, 1996

                       DCI TELECOMMUNICATIONS, INC.
                        CONSOLIDATED BALANCE SHEET

                 ASSETS                            March 31, 1996
Current Assets:
    Cash                                                $29,520
    Accounts Receivable - trade                         139,551
                        - shareholders                   98,503
    Deposits                                              3,520
    Inventory                                            27,169
        Total Current Assets                            298,263

Property and Equipment                                  142,161
    Less: Accumulated depreciation                       13,379
          Net property and equipment                    128,782

Other Assets - copyrights                             1,700,000
             - customer base                            653,752
                                                      2,353,752
    Less: Accumulated amortization                      191,547
          Net other assets                            2,162,205
              Total Assets                           $2,589,250

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
    Bank overdraft                                     $42,004
    Notes and settlements payable                      198,426
    Accounts payable                                   326,419
    Accrued expenses                                     8,500
        Total Current Liabilities                      575,349

Long Term Debt                                          84,380

Commitments and Contingencies (Note 8)

Shareholders' Equity:
  9.25% cumulative convertible, preferred stock
    $100 par value, 9,000,000 shares authorized,
    29,076 shares issued and outstanding;              305,000
  Common stock, $.0001 par value,
    500,000,000 shares authorized,
    2,376,014 shares issued and outstanding                238
    Paid in capital                                  1,658,618
    Subscriptions for common stock                      69,800
    Treasury Stock                                         (29)
    Retained earnings (Deficit) (since 12/31/95)      (104,106)
        Total Shareholders' Equity                   1,929,521

       Total Liabilities and Shareholders' Equity   $2,589,250

See Accompanying Notes to Consolidated Financial Statements

                       DCI TELECOMMUNICATIONS, INC.
                   CONSOLIDATED STATEMENT OF OPERATIONS

                                          Year Ended March 31,
                                          1996           1995

  Net Sales                              $814,016      $110,385
  Cost of Sales                           476,243        46,657
    Gross Profit                          337,773        63,728

  Selling, General & Administrative       365,250       125,868
    Expenses
  Salaries and Compensation               338,217       112,819
  Professional Fees                        55,497       228,055
  Consulting Fees                          73,568       540,576
  Amortization and Depreciation           191,924        77,401
                                        1,024,456     1,084,719

    Income (Loss) from Operations        (686,683)   (1,020,991)

  Other Income and (Expense):
    Settlement Expenses                        -        (61,411)
    Interest Expense                     (30,670)       (13,755)
    Other                                      -            672
                                         (30,670)       (74,494)

    Net (Loss)                         ($717,353)   ($1,095,485)

  Net (loss) per common share             ($0.37)        ($1.95)

  Weighted average common shares
      outstanding                      1,959,014       562,245

See Accompanying Notes to Consolidated Financial Statements

                       DCI TELECOMMUNICATIONS, INC.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Year Ended March 31,
Cash Flows from Operating Activities:             1996         1995

Net Loss                                       ($717,353)  ($1,095,485)
Adjustment to reconcile net loss to net
 cash provided by (used in) operating Activities:
        Depreciation and amortization            191,924        77,401
        Stock issued for services                266,671       815,597
        Note and Account Settlements             (92,231)       60,000
        Accrued Interest                           5,600        11,200
        Loss on property disposition              30,007             -

Changes in assets and liabilities:
     (Increase) Decrease in:
        Accounts Receivable                     (86,529)       (5,682)
        Accounts Receivable - Shareholders      (91,784)       (6,719)
        Inventory                                 6,006        39,376
        Deposits                                 (7,360)      (10,000)

     Increase (Decrease) in:
        Accounts Payabe                         119,249        49,474
        Accrued Expenses                        (29,579)       31,979
            Total Adjustments:                  311,974     1,062,626
        Net cash provided by (used in)
              operating activities             (405,379)      (32,859)

Cash flows from (used in) investing activities:
        Additions to property, plant, equipment  (3,145)            -
        Cash acquired with investment in R&D     22,807             -
        Net cash provided by (used in)
           investing activities                  19,662             -

Cash flows from (used in) financing activities:
        Proceeds from stock options             282,117             -
        Proceeds from sale of stock             145,000             -
        Bank overdraft                           11,936        30,068
        Payment of notes payable                 (2,454)      (40,560)
        Proceeds from notes                      16,595             -
        Note payable - shareholder              (50,000)       50,000
        Proceeds from affiliates                 12,043        43,500
        Repayments to affiliates                      -       (50,219)
        Net cash provided by (used in)
            financing activities                415,237        32,789

Net Increase (Decrease) in cash                  29,520           (70)

Cash, Beginning of Year                               0            70

Cash, End of Year                               $29,520            $0

See Accompanying Notes to Consolidated Financial Statements

              Consolidated Statements of Stockholders' Equity
                    Years ended March 31, 1995 and 1996

                                 Added    Common
Preferred Stock   Common Stock   Paid in  Stock   Treas.  Accum.
 Shares  Amount   Shares Amount  Capital  Subscr. Stock   Deficit      Total
 ------ -------  ------- ------ --------  -----  -------  ---------   -------
Balances April 1, 1994
  2,750 $265,000  77,638    $8 $2,137,278 $69,800   --  ($2,869,855) ($397,769)

Shares issued for officers advances
     --      --    7,684     1     76,846      --   --        --        76,847
Shares Issued for services and emplyment contracts
     --      --  420,590    42  1,646,025     --    --        --     1,646,067
Shares issued for assets of Sigma Industries
     --      --  850,000    85    672,315     --    --        --       672,400
Shares issued for assets of Sigma Telecommunications
     --      --  480,000    48    139,952     --    --        --       140,000
Shares issued for stock of Casino Marketing
     --      --  250,000    25  1,799,975     --    --        --     1,800,000
Net loss
     --      --       --    --         --     --    -- (1,095,485)  (1,095,485)
Balances, March 31, 1995
  2,750 $265,000 2,085,912 $209 $6,472,391 $69,800     ($3,965,340) $2,842,060

Shares issued for options exercised
    --       --    16,819    2    235,372     --    --        --       235,374
Shares issued for services
11,326       --    46,150    4    298,133     --    --        --       298,137
Shares issued for stock of R&D Scientific
    --       --   106,250   11  1,699,989     --    --        --     1,700,000
Shares canceled - employment contracts
    --       --        --   --   (781,237)    --   (13)       --      (781,250)
Shares sold
15,000   40,000   120,883   12    116,972     --    --        --       156,984
Quasi reorganization  - 12/31/95
    --       --        --   -- (6,383,002)    --   (16) 4,578,587   (1,804,431)
Net Loss
    --       --        --   --         --     --    --   (717,353)    (717,353)
Balances, March 31, 1996
29,076 $305,000 2,376,014 $238 $1,658,618 $69,800 ($29) ($104,106)   $1,929,521

See accompanying notes to consolidated financial statements

                       DCI Telecommunications, Inc.
                Notes to Consolidated Financial Statements
                    Years Ended March 31, 1996 and 1995


Note 1:  Organization and Significant Accounting Policies

DCI Telecommunications, Inc. (the "Company") was originally incorporated on February 4, 1985 as ALFAB, Inc. and subsequently became Fantastic Foods International, Inc. ("Fantastic Foods") after a reorganization in 1991. The shareholders of Fantastic Foods International, Inc. at a shareholders meeting on December 30, 1994 approved the acquisition of the assets of Sigma Telecommunications, Inc. in a stock for asset purchase, with Fantastic Foods exchanging four hundred, eighty thousand (480,000) common shares valued at $140,000 for the assets of Sigma Telecommunications, Inc. which totaled $140,000. Concurrent with the merger, the name was changed to DCI Telecommunications, Inc.

On January 5, 1995 the Board of Directors approved the acquisition of certain assets of Sigma Industries, Inc. (Alpha Products) in a stock for asset purchase with DCI exchanging eight hundred, fifty thousand (850,000) common shares valued at $672,400 for the assets of Alpha Products, Inc. which totaled $672,400. The above acquisitions were accounted for using the purchase method of accounting.

The operating results of all companies have been included in the financial statements from the date of acquisition.

On June 19, 1995, DCI entered into an agreement to acquire the common stock of R&D Scientific Corp. ("R&D") for 106,250 shares (valued at $1,700,000). The shares are to be exchanged based upon a cash infusion requirement of $150,000 to be made by the Company. Such shares remain in escrow but are included in outstanding common stock for the year ended March 31, 1996 based upon the intention of the Company. The Company was granted an extension until August 31, 1996 to make the cash infusion of $150,000, required by the agreement, in order to consummate the transaction with R&D. In consideration for the extension, R&D has the right to terminate the purchase and sale agreement at its sole discretion prior to DCI making the cash infusion. As of July 5, 1996, the cash infusion of $150,000 has not been made and R&D has not terminated the purchase and sale agreement.

The Company's financial statements include the operations of R&D from June 19, 1995, the date of the purchase and sale agreement. The financial statements do not include any adjustments that might result from the termination of the purchase and sale agreement.

The Company's Board of Directors approved a one-for twenty reverse split of its common stock on January 25, 1995, a forty for one split on March 8, 1996 and a one for four hundred reverse split on March 14, 1996.
Accordingly, the financial statements and related footnotes have been restated to reflect these transactions as of April 1, 1994.

<PAGE

Quasi Reorganization

At the Annual Meeting of Shareholders on July 26, 1995, the shareholders approved a quasi reorganization of the Company to adjust the carrying value of assets and liabilities to their fair market value.. As part of the reorganization, the Company wrote off $1,624,500 of the net remaining investment in trademarks associated with Casino Marketing. Since the transaction was not consummated, all of the 162,500 shares of stock issued for the trademarks, which had been held in escrow, were returned to the Company and are held in treasury. Amortization recorded in the first two quarters of 1996 totaling $117,000 was also reversed. In addition, the Company also reduced its inventory valuation by $63,182. The accumulated deficit at December 31, 1995, the effective date of the reorganization, was charged to paid in capital. Retained earnings (deficit) starting date is January 1, 1996.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and R&D Scientific as if the purchase and sale agreement with R&D was completed. Material inter-company balances and transactions have been eliminated in consolidation.

Cash

For purposes of the statement of cash flows, the Company considers cash as cash held in operating accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable and Revenue Recognition

Revenue is recorded when goods are shipped or when services are rendered to the customer. Accounts receivable are presented net of zero allowance for doubtful accounts at March 31, 1996.

                                   March 31, 1996

Accounts Receivable - Trade             $139,551
                    - Shareholders        98,503
                                        $238,054

Inventory

Inventory of $27,169, stated at the lower of cost or market, consists of microchips, data acquisition and telecommunications components.

Property and Equipment

Property and equipment is stated at cost. Major additions are capitalized; expenditures for repairs and maintenance are charged against earnings.
Depreciation is calculated under the straight-line method over the anticipated useful lives of the assets which range from 5 to 7 years.

Copyright

In connection with the purchase and sale agreement with R&D Scientific Corp. on June 19, 1995, the Company will acquire a copyright on R&D's Datatron System for tamper proof data acquisition. The copyright is valued at $1,700,000 which is being amortized over ten years. Accumulated amortization at March 31, 1996 was $112,500.

Deferred Compensation

Certain officers of the Company received stock options as part of compensation agreements entered into in 1995. The options were exercised in 1995 and the value of the options, based upon quoted market prices of the Company's stock was being amortized over six years, the term of the employment agreement.

Subsequent to March 31, 1996, the Company agreed to cancel the options and shares with respect to such employment agreements. This transaction which has the impact of reducing deferred compensation and paid in capital, by $759,550 and $781,237, respectively was recorded as if the event took place as of March 31, 1996. The shares, to be canceled, are shown as treasury stock as of March 31, 1996.

Customer Base

The customer base relates to the value of the customer list acquired with the asset acquisition of Alpha Products and is being amortized over ten years. Accumulated amortization at March 31, 1996 was $79,047.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes."

Earnings Per Share

Earnings per share are based on the weighted average number of shares outstanding. Common stock equivalents have not been considered as their effect would be anti-dilutive.

Reclassifications

Certain   reclassifications  have  been  made  to  prior  years   financial
statements to conform with the current years presentation.

Note 2. R&D Scientific Corp.

On  June  19,  1995,  DCI Telecommunications, Inc.  entered  into  a  stock purchase and sales agreement with R&D Scientific Corp., a New Jersey corporation, whereby DCI will acquire 100% of the outstanding common stock of R&D in a stock for stock purchase, with DCI exchanging one million seven hundred thousand (1,700,000) shares of common stock for one hundred (100) shares of R&D capital stock. DCI stock was valued at one dollar ($1.00) per share, and six months from closing, if DCI stock is selling for less than $1.00 per share, DCI will give R&D additional shares to bring the total purchase back to $1,700,000. At the six month anniversary date, the price of DCI shares was less than $1.00, and the Company issued 40,800,000 additional shares to R&D shareholders. At March 31, 1996, the number of common shares, adjusted for stock splits, associated with this transaction is 106,250. This action triggered an anti-dilutive provision of DCI requiring the issuance of 792,337,859 common shares to shareholders of record on June 19, 1995. This was accounted for as a forty for one stock split. Following these transactions, the Company effected a one for four hundred reverse split which was approved by the shareholders on February 29, 1996.

The shares are to be exchanged based upon a $150,000 cash infusion by DCI to R&D. Such shares are in escrow but are included in outstanding common stock as of March 31, 1996 for financial statement presentation.

Summarized financial data of R&D Scientific included in the financial statements since June 19, 1995, date of purchase and sale agreement, is as follows:

       Net Sales                             $ 544,404
       Cost of Sales                           352,164
       Gross Profit                            192,240

       Selling, General &
          Administrative Expenses              118,090
       Salaries and Compensation                36,567
       Depreciation                              1,863
                                               156,520
       Income from Operations                   35,720
       Interest Expense                         11,249
      NET INCOME                             $  24,471

     Cash                                    $  29,384
     Accounts Receivable                        90,925
     Fixed Assets, Net                          89,722
     Other                                       7,446
     TOTAL ASSETS                            $ 217,477

     Accounts Payable                       $   66,140
     Bank Note Payable                          32,077
     Accrued Expenses                            2,500
     Long Term Debt                             84,380
     Due to Shareholder                          7,909
     TOTAL LIABILITIES                       $ 193,006

     Three customers accounted for approximately 49% of sales in 1996.

Note 3.  Basis of Presentation

The accompanying financial statements have been prepared on a "going concern" basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business.

During the periods presented, the Company did not generate positive cash flow from operations and there can be no assurance that the deficiency will not continue. In addition to generating profits and positive cash flow from internal operations, management's plans include acquisitions of profitable operating companies by the issuance of stock and obtaining long-term financing with financial institutions. However, no assurance can be given that the acquisitions or long term financing will occur.


Note 4: Pro Forma Financial Information

The following table summarizes the unaudited pro forma results of operations of the Company for the fiscal years ended March 31, 1996 and 1995, assuming the acquisitions of Alpha Products, Sigma Telecommunications and R&D Scientific had occurred on April 1, 1994.

                                                Fiscal Year
                                                  Ended
                                                 March 31,
                                           1996           1995

 Revenues.........................      $914,843      $2,047,008
 Net loss.........................      (841,505)     (1,168,322)
 Net loss per common share........        (  .43)       (    .65)

The pro forma financial information presented above is not necessarily indicative of the results of operations that would have occurred had the acquisitions taken place on April 1, 1994 or of future results of operations.

Note 5: Common Stock

In the year ended March 31, 1995, the Company established an incentive stock option plan reserving 10,000,000 shares of common stock for certain employees, officers and directors. The exercise price must be at least the fair market value of the stock on the date of the grant, and the term of each option granted will not be more than ten years from the date of the grant. Where options are granted to stockholders owning more than 10% of the outstanding common stock, the exercise price must be at least 110% of the fair market value of the stock, and the term is limited to 5 years.

The Company has placed an annual limit on options of $100,000 per calendar year for each employee. To the extent that the above limit is not used in any calendar year, 50% of the excess for an individual may be carried over for up to three years. As of March 31, 1996, 98,000 options have been issued under the plan.

Outstanding options at March 31, 1996 with exercise prices from $.50 to $1.50 were 264,666.

During  the  twelve months ended March 31, 1995 the Company issued  363,591 shares of its $.0001 par value common stock for services provided to the Company and under employment contracts. Subsequent to March 31, 1996 the Company agreed to cancel the shares with respect to such employment agreements. The deferred compensation asset and paid in capital relating to the share issuance were reduced by $759,550 and $781,250 and the shares have been reflected as treasury stock in the March 31, 1996 financial statements. The Company also converted $76,847 of officer advances to 7,685 shares of common stock at the rate of $1.00 per share. Additionally, during December 1994 the Company issued 57,000 shares of common stock pursuant to the Company's stock bonus plan established on June 1, 1994. The shares so issued were valued at the market prices at the time the shares were issued.

Note 6:  Preferred Stock

The Company has authorized but unissued shares of non-voting preferred stock which may be issued in series with such preferences as determined by the Board of Directors.

The preferred stock is redeemable at the option of the Board of Directors 45 days after written notice at par value plus accrued dividends. There are no stated redemption terms associated with the Company's preferred stock.

The holders of the preferred shares are entitled to receive dividends at 9.25% per annum at the time legally available. Such dividends are cumulative from the date of purchase of the stock. The preferred shares are non-voting and in the event of liquidation of the Company the preferred shareholders are entitled to payment of an amount equal to par value of the preferred shares before any distribution to other shareholders. The preferred shares may be converted at the option of the holder, into 1/3 share of common stock for each share of preferred stock through January 1, 1997. Upon conversion shareholders are entitled to receive payment of any accrued but unpaid dividends except for the final calendar quarter prior to conversion.

During the year ended March 31, 1996, the Company sold 15,000 shares of Series A preferred stock for $40,000.

11,326 shares of Series A preferred stock were issued for services to the Company in the year ended March 31, 1996.

No preferred stock dividends have been declared or paid in the years ended March 31, 1996 and 1995.

Note 7.  Long-Term Debt

Long -term debt consists of a $85,000 mortgage with a bank on the office condominium owned by R&D Scientific. The mortgage note bears interest at the bank's prime rate plus 2% adjusted with a lifetime cap of 16%. The note is payable in monthly installments of principal and interest of $833 with a balloon payment for the balance of the note due in April 2020.

Aggregate annual principal payments are as follows; 1997-2001 $725 per annum, 2002 and thereafter $80,755.

Note 8.  Commitments and Contingencies

     (a)  Leases

The Company is presently negotiating an operating lease agreement for office space. R&D Scientific has an operating lease for office and assembly space which expires July 30, 1996. Minimum future rental payments under the leases are $3,020 per month. Rent expense was $37,464 and $9,232, in the years ended March 31, 1996 and 1995.

     (b)  Employment Agreements

The Company has employment contracts with certain key employees which provide for minimum annual compensation of $190,000 in 1996, 1997 and 1998, plus annual increases based on the consumer price index.

     (c)  Litigation

On April 21, 1995 the Company was sued for $81,000 by Podoll & Podoll PC, former counsel to Fantastic Foods International, Inc., DCI's predecessor. The suit alleges failure to pay on a Fantastic Food note dated February 13, 1993 in the principal amount of $60,000 with interest at 10% per annum. On November 7, 1995, the District Court issued a summary judgment in favor of Podoll & Podoll for $60,000 plus $27,459 accrued interest, with interest continuing to accrue at 18% until paid. No payments have been made, and subsequent to March 31, 1996 Podoll & Podoll had seized certain assets of the Company's office furniture and equipment with a book value of approximately $30,000 which was recognized as a loss in the 1996 financial statements.

In addition to the aforementioned litigation, the Company is party to legal actions arising during the normal course of business.

In the opinion of management, the ultimate outcome of the above litigation will have no material effect on the financial position of the Company.

On February 7, 1996 the Company instituted suits against two principles of Christopher Winston & Company for violating their duty of good faith and fair dealing in dumping stock on the market after advising a reverse split. The damage claimed is eleven million dollars.

     (d) Common and Preferred Stock

Prior to January 1, 1995, Fantastic Foods issued shares of common and preferred stock without registration under the Securities Act of 1933. Although the Company believes that the sales did not involve a public offering of its securities and that the Company did comply with the "safe harbor" exceptions from registration under section 4(2), it could still be liable for rescission of the sales if such exceptions were found not to apply.

Note 9.  Notes and Settlements Payable

     Amounts due at March 31, 1996 consist of the following:

                                                           1996

     Current portion of long-term debt                 $     725

     Note payable - stockholder                           50,000
     In connection with a judgment of $119,000 against the Company for liability incurred while it was operating as Fantastic Foods. The Company entered into a settlement agreement to pay the claimant $80,000 and issue 600,000 shares of common stock. As of March 31, 1996, $30,000 was paid in accordance with the payment schedule. 40,000 common shares were issued to settle the second half of the second installment due March 15, 1996. The balance of the loan is due in $20,000 installments by June 15, 1996 and August 15, 1996.

     Note payable - Vendor                               87,578
     This represents a judgment of $60,000 against the Company for liability incurred while it was operating as Fantastic Foods. The amount includes interest and costs of $27,578 which is accruing at 18% per annum. Subsequent to year end, the vendor seized certain fixed assets of the Company
     (with a book value of approximately $30,000) which was recognized as a loss in the March 31, 1996 financial statements.

     Note Payable - Bank                                32,077
     Amount outstanding at March 31, 1996 under a $50,000 line of credit of R&D Scientific bearing interest at 10.42%. The line of credit is secured by the assets of R&D Scientific and is personally guaranteed by a shareholder and officer of R&D Scientific.

     Settlement of claims for compensation
     and expense reimbursement by former
     employees and affiliated persons                   28,046
                                                      $198,426

Note 10.  Related Party Transactions

During the year ended March 31, 1995, Company's officers and direct relatives advanced and loaned $93,500 to the Company. To facilitate the transactions, 5,000 shares of common stock were issued.

During the year ended March 31, 1996, certain officers and shareholders made cash advances to the Company. $7,909 of the advances remain unpaid at March 31, 1996 and are included in accounts payable.

Also, during the year ended March 31, 1996 the Company made payments for liabilities on behalf of certain officers and shareholders These payments are being repaid to the Company primarily by salary reductions. The amount due from the officers and shareholders was $98,503 at March 31, 1996.

Note 11:  Property and Equipment

     Property and equipment consist of:

                                                     March 31, 1996

               Building                                  $ 91,585
               Computer Equipment and Software             43,196
               Furniture & Fixtures                         7,380
                                                          142,161
               Accumulated Depreciation                   (13,379)
                                                         $128,782
Note 12:  Subsequent Events

a) On April 16, 1996, the Company signed an agreement with Franklin Telecom Corporation of Westlake Village, California, whereby DCI receives a 50% ownership of Franklin Datacom Inc., a wholly-owned subsidiary of Franklin Telecom upon raising an agreed upon amount of "bridge financing". It is the intent of the parties to rename this subsidiary "FNet" and finance its growth through an Initial Public Offering (IPO).

FNet is a provider of a comprehensive range of Internet access options, applications and consulting services to businesses, professionals and on-line service providers.

After completion of the bridge financing, DCI and Franklin Telecom will exchange shares with each other, with the goal of cross ownership in the 10-15% range, to facilitate a possible future merger.

b) Subsequent to March 31, 1996 the Company raised approximately $396,000 through a Regulation 504 offering.

                                  BUSINESS

DCI Telecommunications, Inc. (the "Company") is engaged, through its operating subsidiaries, in long distance telecommunications, prepaid cellular and Internet related products and services. The Company through the acquisition of Crossmain Limited (since renamed DCI UK Limited), a London based company, is involved in providing long distance telephone service to businesses and individuals through a private leased line network being established throughout Europe where deregulation in the telecommunications industry is just now being implemented. A leased line network from one country to another is one of the least expensive methods for a small company to gain entry into the long distance business.

CardCall International Holdings, Inc. (and its subsidiaries CardCall UK and CardCaller Canada), also acquired by the Company, develops and markets standard prepaid phone cards as well as voice-activated prepaid phone cards through an extensive and growing distribution network for its products and services throughout Europe and Canada. A prepaid phone card permits the holder of the card to place long distance and international calls from any touch-tone phone, eliminating the need for coins and collect calls. The card user, who has prepaid for telephone minutes, simply dials an 800 number which connects the user to one of the Company's switching facilities. The caller is then prompted for his or her personal identification number (PIN) and destination phone number. The call is then routed through the Company's switch to the ultimate destination via a long distance carrier. The phone cards are sold through national distributors in both the UK and Canada with 55,000 and 3,000 distribution points respectively.

The Company, through its Privilege Enterprises Limited subsidiary (PEL), designs and markets corporate sponsored value-added phone cards (called Privilege Cards) and specialized card-based membership programs to the international consumer and commercial marketplaces. PEL has established a merchant network of over 8,000 businesses in the United States who accept the Privilege Card and offer the card holder some form of discount, free gift or "privilege". The Privilege Cards are distributed by corporate sponsors and through membership groups.

CardCaller Canada (CCC), a DCI subsidiary recently announced the launch of its first prepaid cellular telephone. This new and exciting product was developed in large part for over 30% of applicants who are rejected for cellular service due to either poor credit or no credit history. CCC is a switch based reseller utilizing its own prepaid switching platform which enables it to offer customized prepaid cellular service that is extremely suitable for Canadian based users. This product will be sold through CCC's national network of distributors.

R&D Scientific has developed a proprietary data monitoring system for a number of industries including hospitals, blood banks, pharmaceutical companies and government institutions. It assemble and sells a broad product line of data acquisition and control devices for personal computers and has recently introduced a wireless probe which allows the sending and receiving of digital data over existing electrical wiring.

Muller Media is engaged in the business of purchasing, selling, distributing, licensing and otherwise dealing in the acquisition and transfer of motion picture and other entertainment media principally to major television and cable networks.

The Company's corporate strategy takes into consideration the opportunities the Internet may provide in the telecommunications area. In this regard, the Company acquired CyberFax, Inc. which immediately gives the Company a product which integrates a communication tool used world-wide with the Internet. CyberFax software and hardware allows fax to fax transmission over the Internet in real-time (not store and forward) with delays which are virtually nil and with standard confirmation protocols.

The Company's growth plan is based on internal product development supported by strategic acquisitions and joint ventures in the telecommunications area which will immediately and significantly enhance its product offerings, distribution channels, market penetration and earnings.

The Company has an extensive and growing distribution network throughout the United States and Europe for its products and services in addition to owning telephone switching facilities in Canada and the United Kingdom
(UK).

                            INDUSTRY OUTLOOK

The long distance, cellular and Internet markets, both domestic and international, are highly competitive and extremely price sensitive. The Company believes that it can continue to successfully compete in these markets due to several factors including a) its expansion through already secured licenses for its private leased line telephone network throughout Europe in advance of the August, 1997 deregulation; b) owning telephone switching equipment in prime locations throughout Europe; c) its contracts and relationships with companies who provide very extensive distribution channels throughout Europe; d) its ability to take advantage of the synergy between its various operating subsidiaries; e) its agreements with over 8,000 merchants who honor the Company's Privilege Card and; f) its substantial knowledge and understanding of the markets it is seeking to penetrate.

                             COMPANY STRATEGY

The Company's principal objective is to achieve continued growth by providing a variety of products in the telecommunication area and creating the infrastructure to deliver and support those products in a timely and cost effective manner. The Company's sales effort will employ several strategies commonly used for selling long distance and cellular telephone services, card based products and Internet products and services. These selling plans require a) the expansion of the Company's leased line network
b) the aggressive expansion of distribution channels, c) the implementation of direct selling activities d) the establishment of strategic partnerships.

Expansion of Leased Line Network - As deregulation of the telecommunication industry in Europe takes effect during 1997, the Company will continue to expand its private leased line network throughout Europe in order to enhance its ability to deliver long distance phone time throughout the more than 20 countries in the European community. This private network allows the Company to offer per minute long distance phone rates at a lower price than those currently offered by government owned or sponsored telephone companies who presently control the majority of phone traffic in Europe. This network also gives the Company the ability to expand distribution of its prepaid phone card products into those countries where Company switching equipment is put into place.

Expansion of Distribution Channels - As the telecommunications market is highly competitive, it is imperative that the Company continue its ongoing efforts to add new distribution and sales channels for its products. The Company will aggressively seek distribution outlets in countries in which it currently has a presence and those which have been targeted for future growth. These distribution outlets will include travel agencies, gift shops, chain stores, tourist attractions, businesses (promotions), publications and phone card resellers for its prepaid cellular and card based products and Internet Service Providers (ISP's) for its Internet fax product. In certain instances, businesses will be acquired which can immediately add distribution channels and profitability to the Company.

Direct Sales - Direct sales will be accomplished through the Company's own sales force made up of contract and commissioned sales personnel along with independent agents to sell Company products and services. These selling agents will be geographically placed to a) saturate program sales in a region and b) provide wide-area coverage. This will allow servicing needs for each of the programs to be supported by some level of direct sales efforts. Sales personnel will be assigned based on either location or target group industry. The Company will identify and establish relationships with PBX dealers, national service organizations, non-telecommunication sales organizations or any company with a history of successful selling to an established customer base which generates international calls (such as exporters). Additionally, the Company's sales force will target large companies with multiple locations who can take full advantage of the cost savings of fax over the Internet.

Strategic Partnerships - Will be developed with parties who occupy strategic positions and have substantial market share in the telecommunications industry in a specific territory and are capable of marketing, selling and distributing Company products and services in significant numbers.

                                  MARKETS

According  to  the  TeleGeography  1993 report,  in  cooperation  with  the
International   Institute   of   Communications   (IIC),    the    European
telecommunications market was $9.73 billion in 1992. At a conservative growth rate of 11.4% per year, the estimated 1996 European market was $15.77 billion making it the largest telecommunications calling area in the world. The market is projected to maintain double digit growth over the next ten years. By capturing only 1/2 of 1% (.005) of the European market in the next two years, the Company will enjoy significant revenues in the retail end-user market.

The sale of prepaid phone cards is predominantly aimed at callers who make long distance telephone calls, both national and international, when they are away from home or office. In the United States, the sale of these cards has grown dramatically commencing in the early 1990's. A recent study estimated sales in the U.S. to have grown from $20.0 million in 1990 to over $1.0 billion in 1996. Projections indicate that sales could grow as high as $5.0 billion by the year 2000. It is also expected that the growth in prepaid phone card sales in the European markets will follow the significant growth found in the U.S. during the past six years and recent trends in Europe, particularly in the UK seem to justify these expectations.

The Canadian market potential for prepaid cellular use is estimated to be $50 million per year. The Company plans to utilize its current 3,000 distribution points in Canada to market the cellular phones as well as expand its channels of distribution through car rental agencies and direct marketing.

It is important to note that fax transmission makes up an extremely large percentage of international long distance communications. While Email is a tool which in some cases can be utilized in lieu of fax, a very large majority of individuals and businesses throughout the world (particularly outside North America) do not have Email capability or even access to a personal computer. The Company is initially targeting 14 countries in which it will implement its Internet fax product. International fax traffic from/to these countries is estimated to be 3.25 billion minutes per year. The Company's target is to secure 1% or 32.5 million of those minutes.

Following is an abbreviated sample of the existing markets for Company products:

Individuals and Businesses (in general): Any individual or business who places a long distance telephone call from or within a European country in which the Company operates is a potential customer for the Company. All persons or companies who send international fax transmissions are possible customers for the Company's Internet fax product. Companies which want to control their cellular phone costs and eliminate cellular abuse or individuals who have poor credit or no credit history are potential customers for the Company's prepaid cellular product.

Travelers - Travel related companies were among the first to see prepaid phone cards as an effective service for customers. Travel agents and international traveler service organizations were quick to see the value of a product that could allow clients to cheaply circumnavigate extremely high hotel phone charges. Additionally, the Company's value added Privilege Card is directed specifically to travelers who can not only take advantage of the prepaid phone card features, but also the participating merchant discounts as well.

Promotions - Presently, the biggest market for prepaid cards consists of businesses that give away millions of cards for advertising and promotion purposes, according to the Yankee Group. These cards usually have the sponsoring company's logo prominently displayed on the card and usually have a low denomination of minutes for the holders use. The Company's Privilege Card also addresses this market particularly in developing programs for sponsoring companies who's card can be used to secure discounts at merchants related to the sponsoring company's business or products.

General Retail - Prepaid phone cards can be found in many retail establishments such as convenience stores, supermarkets, gift shops, etc. These types of establishments, particularly in Europe, potentially provide extensive distribution channels for prepaid cards. The cards are presented in these businesses as a convenience item and are gradually becoming a planned shopping item for customers who frequent these establishments.

                            MARKETING AND SALES

The Company will commence an aggressive marketing effort for all of the products and services described. In order to successfully penetrate the targeted areas, marketing activities currently being undertaken will be expanded and improved. The Company will be presented as a full service telecommunications company which owns its own equipment and can provide high quality, reliable products and services at competitive prices. Specific marketing activities include:

1. Advertising and promotional campaigns in the applicable targeted countries to establish a significant telecommunications presence. The advertising will be specific to the particular country and clearly describe the benefits of Company products and services. A determination will be made as to which products to market within a country by analyzing barriers to entry, marketability of the product(s) and the return on investment to gain entry and market share.

2. Immediately expand distribution channels for prepaid phone cards in the UK from 11,000 to 55,000 locations via already signed agreements with National Lottery Enterprises and W.H. Smith PLC.

3. Install its private labeled prepaid phone card vending machines in high traffic areas throughout the UK and eventually Europe, Canada and possible the United States. The use of these machines increases the phone cards profit margin to the Company by eliminating distributors commissions.

4. Utilize the Company's existing distribution channels in Canada to market the prepaid cellular product.

5. Actively pursue distribution channels in the 29 countries in which the Company's phone cards can be presently utilized. In certain instances, the Company will evaluate an acquisition or joint venture where significant distribution channels and profits can be gained in an expedient manner.

6.   Secure  publicity  from  industry  publications  and  media  such   as
International Telephone Cards Magazine, Open World for Accessible Travel Magazine, etc.

7. Participate in industry specific trade shows, especially in the hospitality and travel industries.

8. Develop press releases for newly developed products and programs, especially when highly recognizable corporate sponsorship is involved.

9. Implement Privilege Card Programs in Canada and the UK

A sample of  products offered by the Company are:

LONG DISTANCE TELEPHONE SERVICE in Europe which allows subscribers to utilize the Company's private leased line network to place international long distance phone calls at substantial savings over the competitions. As the Company owns the switching equipment at the various termination points, phone calls can be completed via least cost routing. Additionally, since the Company pays a flat rate monthly charge for leasing the various dedicated phone lines, it can sell minutes at a much lower price than companies which only resell minutes (i.e., they don't control the lines or the switching equipment).

PREPAID PHONE CARDS which permit users to place local, long distance and international calls from generally any public or private touch-tone type telephone with the cost of the call made being debited from the card by reference to a unique personal identification number (PIN) on each card. These cards often display highly recognizable images on the front which the Company has licensed. Currently, the Company's cards can be utilized in 29 countries throughout the world. The National Lottery AnyPhone Card is a prepaid phone card designed specifically for sale at the over 33,000 locations in the UK where National Lottery Machines are present. Under exclusive licensing, the AnyPhone Card displays the "National Lottery
AnyPhone" symbol on the front and wherever possible, the cards are displayed close to the lottery machines.

PRIVILEGE CARD PROGRAM is a full service, value added program where the Company designs and develops a Privilege Card Program specifically for companies. The sponsoring company determines how it wants to distribute the cards to its customers (or potential customers). Once distributed, the cardholder can present the card at any of the 8,000 merchants recruited by the Company and he or she will receive a special discount, gift or "privilege" from the participating merchant. The card also has prepaid phone time for added value and convenience. An example of a specialized program is the Travel Access Privilege Card designed specifically for the more than 48 million handicapped travelers in the United States. This membership based program, recently endorsed by the Society for the Advancement of Travel for the Handicapped (SATH), provides the handicapped traveler with valuable savings each time he or she stays at a handicap friendly hotel, visits a handicap friendly restaurant, etc.

PREPAID CELLULAR was recently launched by the Company in Canada to address the needs of the 30% of applicants who are rejected for cellular service due to either poor credit or no credit history. There are a number of other applications for prepaid cellular service including businesses seeking to control costs, immigrants, students, truckers and tourists. This product is currently being introduced in Toronto and a national roll-out is planned for this summer.

PASS-A-FAX is the Company's proprietary software and hardware product which allows a user to send a fax over the Internet in real time with delays of only 1 to 5 seconds. When using the Pass-A-Fax system, an individual or business will see no difference or be required to perform any additional functions in order to send a long distance fax. For example, if the paper is out at the receiving fax machine or if the machine is busy, the senders machine will know with virtually no delay. Anything a fax machine does conventionally, it will continue to do utilizing the Internet and the Pass-A-Fax system.

                             CUSTOMER SERVICE

The Company strives to provide superior customer service and believes that personal contact with potential and existing customers is a significant factor in customer acquisition and retention. The Company emphasizes frequent contact with prospects and customers both by its direct sales personnel and its field service representatives.

New customer accounts are processed at the Uxbridge, Massachusetts; London, United Kindgom; Toronto and Montreal, Canada; New York City, New York; Flanders, New Jersey and Kingston, Rhode Island offices. There, the Company's provisioning staff is dedicated to providing new customers with a smooth transition to its services.

During 1996, no one customer accounted for more than 8% of the Company's revenues. The Company believes that the loss of any single customer would not have a material adverse effect on its results of operations.

                               ACQUISITIONS

DCI's strategy is to continue to supplement its growth through selective acquisitions. The Company believes that in some instances it is faster and less expensive to buy companies with customer bases rather than developing a customer base through internal marketing or sales efforts. DCI believes that many smaller firms are willing to sell their customer bases because they have been unable to manage the growth of their enterprise or attract the capital necessary to finance receivables and develop a management and systems infrastructure. See "Management's Discussion and Analysis of Financial condition and Results of Operations."

While acquisitions can offer important growth opportunities, assimilating new businesses gives rise to certain risks. Where the Company does not also acquire the sales channel associated with a customer base, there is often a period of enhanced attrition risk as DCI's sales force becomes familiar with its newly acquired customers and establishes relationships with the appropriate customer contacts. The acquisition process also places demands on the Company's senior management and its systems during periods of rapid growth. There can be no assurance that there will not be adverse consequences to the Company from its acquisition program.

                          GOVERNMENT  REGULATION

Long distance telecommunication services in the United States are subject to regulation by the FCC and by state regulatory authorities. In Canada and Europe, each country has an equivalent regulatory authority who monitors and controls the telecommunications industry. Among other things, these regulatory authorities impose regulations governing the rates, terms, and conditions for interstate, intrastate and international telecommunication services. In the U.S., the federal law governing regulation of interstate telecommunications is the Communications Act of 1934 (the "Communications Act"), which applies to all "common carriers", including AT&T, MCI and Sprint, as well as other entities which resell the transmission services provided through the facilities of common carriers. In general, under the Communications Act, common carriers are required to charge reasonable rates and are prohibited from engaging in unreasonable practices in the provision of their services. Common carriers are also prohibited from engaging in unreasonable discrimination in their rates, charges and practices.

The Communications Act requires each common carrier to file tariffs with the FCC. A tariff is a list of services offered, the terms under which the services are offered, and the rates, or range of rates, charged for services. Upon filing a tariff, the service provider is required to provide the service at the rates and under the terms and conditions specified in the tariff. Failure to file a tariff could result in fines and penalties.

In addition to federal regulation, resellers of long distance services may be subject to regulation by the various state regulatory authorities. The scope of such regulation varies from state to state, with certain states requiring the filing and regulatory approval of various certifications and state tariffs.

The Company believes that it is in substantial compliance with all material laws, rules, and regulations governing its operations and has obtained or is in the process of obtaining all licenses, tariffs and approvals necessary for the conduct of its business. In the future, legislation enacted by Congress, court decisions relating to the telecommunications industry, or regulatory actions taken by the FCC or the states or countries in which it operates could adversely impact the business. Changes in existing laws and regulations, particularly currently proposed relaxation of existing regulations resulting in significantly increased price competition, may have a significant impact on activities and operating results. Adoption of new statutes and regulations could require the Company to alter methods of operations, at costs which could be substantial, or otherwise limit the types of services it offers.

                                COMPETITION

For each European country, long distance telephone competition can be segmented into three basic groups:

a) Government owned or controlled phone companies (sometimes referred to as PTT's) which historically have utilized the international calling rates to subsidize the local telephone service. As PTT's have historically offered very high rates and low quality service, the Company believes this group will provide minimal competition in international calling;

b) Callback Companies offer lower rates than PTT's by rerouting calls through the United States which presently has the lowest rates in the world. The billing and operational process involved with callback is much more complicated than "normal" long distance communications. A number of companies entered into the callback market and were unsuccessful in making the system work. As a result, callback is not a valid alternative for many individuals and companies who are afraid of irregular or loss of service.

c) Lease Line Network Companies who lease private lines between countries and sell minutes to individuals and businesses in the terminating countries. This is the area in which the Company is presently involved by building the infrastructure throughout Europe. DCI UK Limited has secured the necessary licenses to begin the sale of minutes prior to total deregulation in August, 1997. This gives the Company a significant head start in quality and cost before the major players enter the market.

In general, the telecommunications industry is characterized by frequent introduction of new products and services and changing consumer preferences. The markets for telecommunications products and services are constantly being redefined as new products are brought to market and existing product life cycles are shortened. The Company's success will be highly dependent on anticipating and responding to the constant changes taking place in the telecommunications industry and ensuring that it can continue to compete on the basis of price, service and product offerings.

The number of participants in the prepaid phone card industry is extensive and therefore no discussion of any one individual competitor is provided. Within the segment of prepaid phone card providers, the Company could occupy a unique position in the European market. Many of the existing telecommunication companies in Europe market prepaid phone cards as a secondary product to their core business which in many cases is international callback. The Company strongly believes that it can have a major impact on the European prepaid phone card market (as it did in the UK). Additionally, by owning switching facilities, the Company can provide the prepaid services at highly competitive rates.

At this time, the Company does not have a switching facility in the United States and therefore cannot successfully compete against other telecommunications companies based strictly on a per minute rate. The Company is evaluating the benefits of either implementing or acquiring a switching facility in the U.S. Until that decision is made, the Company has determined that adding value above and beyond phone minutes to card based programs brings price elasticity which translates into higher per card profits along with enhancing its ability to penetrate markets via the "membership has its benefits" route.

The Privilege Card programs compete with most other promotional programs utilized by corporations, especially card based programs. Many of these existing programs are marketed by companies which are well-established and have significantly greater financial, marketing, distribution and personnel resources than the Company. Two of the main competitors in the value added program area are CUC International and Encore Marketing International, Inc.

There are a number of Internet fax services on the market at this time but the majority utilize store and forward technology (either Email to fax or fax to fax). Store and forward fax lacks the very essence of fax's success; i.e. load paper, dial, start, confirm and complete the transaction. There are a number of companies involved in store and forward technology including Unitel, Mercury, ElectrSoft and LanOptics. The Company believes that store and forward fax services are not a realistic replacement for paper fax to fax in the context of general business communications as the confirmation protocols for fax transmission and completion are not nearly as straight forward as the real time fax service over the Internet provided by the Company. Additionally, the Company's product is far less expensive to implement than most of the competitions.

                              MAJOR CUSTOMERS

Three customers accounted for approximately 43% and 49% of R&D Scientific sales in 1997 and 1996. Four customers accounted for approximately 59% of Muller Media sales in 1997.


                               MANUFACTURING

Upon completion of the design of the Company's card based products paper production samples are produced which are used to create film production samples which are delivered to a manufacturer for final printing. The Company believes that its relationship with a number of card manufacturers is satisfactory and that numerous sources for cards are currently available if needed. The loss of the services of any one manufacturer or substantial price increases imposed by such manufacturer would not have a material adverse effect on the Company as alternate sources of supply are readily available.

                                 EMPLOYEES

As of the document date, the Company has 57 full-time employees, 26 part-time employees and 4 professional consultants. The Company considers its relations with its employees to be satisfactory. None of the employees are represented by labor unions.

                                FACILITIES

The Company operates in eight locations including corporate headquarters consisting of 1,600 square feet of leased space in Stratford, CT; 3,300 square feet in Uxbridge, MA for Privilege Enterprises Limited which markets and sells the Privilege Card programs; 1,800 square feet of leased office space in London, England, which is shared by DCI UK Limited and CardCall UK which provides European long distance and prepaid phone card sales respectively; 2,600 square feet of leased space in Toronto, Canada for CardCaller Canada's prepaid phone card sales, marketing and operations for the Canadian market; 1,200 square feet of leased space for CyberFax, Inc. located in Montreal, Canada to perform research, development and sales of its Internet fax product; 2,000 square feet of leased space for Muller Media located in New York, New York which buys and sells licensing rights to motion pictures for broadcast on local television and cable networks; 6,000 square feet of space (3,000 owned, 1,500 leased with option to purchase, 1,500 leased) in Flanders, NJ for R&D Scientific and Alpha Products technology research, development and manufacturing; 1,000 square feet of leased space in Kingston, Rhode Island for The Travel Source Limited which provides travel related services for the Company's value added programs. The Company believes that its current facilities are suitable and adequate for the next two years.

                             LEGAL PROCEEDINGS

On April 21, 1995 the Company was sued by Podoll & Podoll P.C., former counsel to Fantastic Foods International, Inc. (DCI's predecessor) for failure to pay on a Fantastic Foods note in the principal amount of $60,000. In the quarter ended December 31, 1995, the Company received a judgment against it in the amount of $60,000 plus accrued interest of $27,459. A settlement has since been reached and the obligation will be fully paid by September 1, 1997.

The Company is involved from time to time in litigation incidental to its businesses. The Company is not involved in any such litigation at this time (other than above) and believes that the outcome of any litigation that may occur during the normal course of business will not have a material adverse effect on its business.


                                TRADEMARKS

The following are trademarks of the Company: PASS-A-FAX, PRIVILEGE CARD, DCI PRIVILEGE CARD, ANYPHONE TELEPHONE CARD, ALPHANET, GREAT AMERICAN PET CLUB, TRAVEL ACCESS PRIVILEGE CARD.

                            INFRINGEMENT CLAIMS

The Company does not believe that its products infringe on the intellectual property rights of any other party.

                                MANAGEMENT

Executive Officers and Directors

The present or nominated executive officers and directors of the Company, their ages and positions with the Company are as follows:

                                                                Director
        Name           Age       Position with Company            Term

Joseph J. Murphy        57        President,  CEO, Director      7/24/97

Larry Shatsoff          43        Vice President, COO, Director  7/24/97

Charles Zwebner         50        President, CardCaller International

Michael Hilsenrath      38        President, CardCaller UK

Carter Hills            65        Director                       7/24/97

Richard Sheppard        51        President, R&D Scientific,
                                      Director                  7/24/97

John Adams              57        Vice President, R&D Scientific,
                                      Director                  7/24/97

Russell B. Hintz        52        Vice President, CFO

Daniel J. Murphy        27        Vice President, Financial Planning

Donald Mactaggart       59        CEO, CyberFax, Director       7/24/97

Paul L. Bettencourt     51        President, Privilege
                                    Enterprises Ltd.,Director   7/24/97

Lois  S. Morris          46       CEO, The Travel Source
                                    Limited, Director           7/24/97

Joseph J. Murphy has been President and CEO since January 1, 1995. Within the past five years, he was President and CEO of Alpha Products. Prior to that he was Executive Vice President, member of the Board of Directors, and Chief Financial Officer for Aquarion Company., a New York Stock Exchange Company. Formerly, an officer in the United States Marine Corps (1961-
1964), a member of Price Waterhouse and chief financial officer for Connecticut Energy Corporation. He was a member of the Board of Directors of Boys/Girls Club of Bridgeport and served on the economic advisory board for Fairfield University and Sudden Infant Death Syndrome (SIDS) for Fairfield County. Presently, he is a member of the FBI/Marine Corps Association. He holds a BBS and an MBA from Iona College.

Larry Shatsoff is Vice President and Chief Operations Officer of the Company. Within the past five years he has been Vice President and Chief Operations officer for Alpha Products. Prior to that, he was Executive Vice President of Kalon Systems (a data processing services company), Manager of Information Systems for Aquarion Company., a New York Stock Exchange Company. He graduated from Rider University (1975) with a BS in computer science. Expertise in regulated tariffs, telecommunications and computer systems and software.

Charles   Zwebner  is  President  CardCaller  Canada.  Mr  Zwebner  founded
CardCaller Canada in 1992 and has since been involved in the design, development and manufacturing of the first Canadian fixed amount pre-paid multilingual telephone calling card.

Michael Hilsenrath is Chief Executive Officer, CardCaller United Kingdom. Mr Hilsenrath previously worked for Western Union Easylink as a consultant to Cable and Wireless for 18 months and for 10 years as General Manager, Voice and Fax Services. Since mid-1995, has been involved with international long distance re-sale start-ups in the Netherlands and Belgium.

Richard Sheppard has been President of R&D Scientific since its inception in 1989. Prior to that he was National Sales Manager for Automated Microbiology Systems, Inc. and DMS Labs., Div of API Systems S.A. He was also a Partner in Celltron Corp., where he developed a DNA sequencer, for cellular identification. Just prior to forming R&D Scientific, he participated in the development of industrial application software.

John J. Adams is the Vice President of R&D Scientific. Mr. Adams is Vice President of Marketing for R&D Scientific Corp. and founder and President of Validation Services Corp. These companies are providers of computerized regulatory compliance devices and services to the pharmaceutical industry. Mr. Adams was previously President of Prevent Chemicals, Ltd., a publicly traded manufacturer of specialty chemicals.

Carter H. Hills is a retired diplomat and a director since 1995. Extensive experience in economic development and management planning under auspices of Department of State and major international organizations. Directed such programs in countries of Near East and Vietnam. Served as financial adviser and delegate for U.S. at key international conferences. Holds B.A. Degree from Columbia College and M.A. from Princeton University.

Paul Bettencourt, President of Privilege Enterprises Limited has 25 years of experience in new business development, marketing plan creation, and sales management. He is the thinktank of Bettencourt & Associates, and can be credited for having conducted numerous industrial training programs for both established and new business. Paul is advisor to the American Hotel and Motel Association and a publishing consultant to segments of the Defense Department.

Russell B. Hintz is Vice President and Chief Financial Officer. He was formerly Controller of Aquarion Company, a New York Stock Exchange Company, and a Vice President of several of its wholly-owned subsidiaries, where he was employed for over twenty years. Prior to that, he was employed for over six years with T.M. Byxbee Co., a certified public accounting firm in Hamden, Connecticut. He is a Certified Public Accountant, member of American Institute of Certified Public Accountants and Connecticut Society of Certified Public Accountants, and serves on the Board of Directors of Visiting Nurse Services of Connecticut, Inc. He is a graduate of the University of Connecticut.

Daniel J. Murphy is Vice President, Financial Planning. He has been with DCI Telecommunications since its inception. Prior to his present position, he was Vice President Investor Relations. Mr. Murphy graduated with a Bachelor of Science Degree in Economics from the University of Connecticut. Currently, he is enrolled in the MBA program at the University of Connecticut.

Donald Mactaggart is CEO of CyberFax. Prior to creating CyberFax he was an ITU Associate Rapporteur for G3 facsimile, and helped Unitel launch the first fax-specific long distance service. He also founded Textran, Canada's first dedicated provider of enhanced telecommunications services.

Lois S. Morris is Chief Executive Officer of The Travel Source Limited. She has 25 years experience in the travel industry in direct sales, conference planning, incentive groups, special interest groups and direct marketing. Ms. Morris is on the Board of Directors of the Ocean State Business School, a member of the Town of Richmond, Rhode Island Economic Development Commission and a volunteer for the Educational Mentor Program in Rhode Island.

Board of Directors

The number of directors on the Board of Directors is currently fixed at eight (8). The Board of Directors stands for re-election at each annual meeting of stockholders. Officers are appointed by and serve at the discretion of the Board of Directors.

The Audit Committee of the Board of Directors currently consists of four members. The Audit Committee recommends the appointment of auditors and oversees the accounting and internal audit functions of the Company.

The Compensation Committee of the Board of Directors currently consists of four members. The Compensation Committee determines officers' salaries and bonuses and administers the Company's stock option plans.

The Nominating Committee of the Board of Directors currently consists of four members. The Nominating Committee recommends to the full Board of Directors persons to be nominated to serve as directors.

Executive Compensation

The following table sets forth the compensation paid or accrued, and the stock plan awards granted by the Company for services rendered during the fiscal years ended March 31, 1997 and 1996 to the Company's President.

                                                   Long Term
                      Annual                   Compensation Awards
Name & Principal   Compensation   Options     Stock Awards  All Other
   Position        Year  Salary (# of Shares) (# of Shares) Compensation

Joseph J. Murphy   1997 $100,000   600,000          -            -
CEO                1996  100,000*    5,872          -            -


                   Option/SAR Grants in Last Fiscal Year
                             Individual Grants

(a)            (b)            (c)                (d)                 (e)
                          % of Total Op-
                          tions/SARs Grant-
           Options/SARS   ed to Employees    Exercise or Base
Name        Granted (#)   in Fiscal Year     Price ($/Sh)      Expiration Date
Joseph J.
Murphy
CEO           600,000          17.4             $.1875              4/12/01

            Aggregated Option/SAR Exercises in Last Fiscal Year
                       and FY-End Option/SAR Values

(a)           (b)            (c)            (d)              (e)

                                                           Value of
                                          Number of        Unexercised
                                          Unexercised      In-the-Money
                                          Options/SARs at  Options/SARs$)
         Shares Acquired Value Realized   FY-End (#)       at FY-End ($)
Name     on Exercise (#)      ($)         Exercisable      Exercisable
Joseph J.
 Murphy
CEO            --             --            600,000         $2,287,500


The Company has no retirement, pension, profit-sharing or insurance plans for officers or employees, other than an employee health insurance plan and key man life insurance. The Company has not paid any cash compensation to a director in his capacity as a director but may pay directors' fees in the future.

Security Ownership of Management and Principal Shareholders

The following table sets forth the beneficial ownership of Common Stock of the Company as of June 11, 1997 by: (i) each of the Company's executive officers and directors, (ii) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, and
(iii) all of the Company's officers and directors as a group:

    Name of           Amount and Nature of
Beneficial Owner      Beneficial Ownership   Percent of Class

(i)Joseph J. Murphy         1,530,019              14.2%

   Larry Shatsoff             442,150               4.1%

   Richard Sheppard           355,625 (a)           3.3%

   John J. Adams              215,312               2.0%

   Carter H. Hills            252,000               2.3%

   Paul Bettencourt             6,897                .1%

   Lois Morris                 14,706                .1%

   Donald Mactaggart          200,000               1.9%

(ii) Robert Muller          1,298,000 (b)          12.1%

(iii)  All executive officers and
      directors as a group  3,016,709 (c)          28.1%

NOTES:
(a) Includes 95,625 shares upon completion of acquisition of R&D Scientific
(b) Includes 1,200,000 shares upon completion of acquisition of Muller
    Media
(c) Included in shares owned above are shares which the beneficial owner has the right to acquire from options within sixty days as follows: J. Murphy, 600,000 shares; L. Shatsoff, 350,000 shares; R. Sheppard, 260,000 shares; J. Adams, 185,000 shares; C. Hills, 100,000 shares

              CERTAIN TRANSACTIONS WITH MANAGEMENT AND OTHERS

Initial Capitalization

On December 30, 1994 and January 5, 1995, the Company issued a total of 1,330,000 Shares of its $0.0001 par value Common Stock to its Officers and Directors as follows; its President and Director Mr. Joseph Murphy (758,100); its Vice President and Director, Mr. Larry Shatsoff (73,150); to its former Director, Mr. Robert Muller (19,950); its counsel, Mr. Philip Baroff (325,850); to its former Director, Mr. George Berkowitz (46,550) and its former Director Francis DeLoose (106,400) for the purchase of DCI Telecommunications and Alpha Products, companies previously owned by these individuals.

This issuance takes into consideration the initial number of shares which were reversed on February 15, 1995, the reopener on March 8, 1996 and the reverse split on March 12, 1996.

Director Compensation

Directors of the Company do not receive any compensation for their services as such but are reimbursed for their reasonable expenses in attending meetings of the Board of Directors. Each non-employee director (or entity that he represents) has been granted a non-qualified option to purchase 200,000 shares. The options granted to Messr. Hills, have exercise prices of $.1875 per share and were granted on April 12, 1996. In general, such options become exercisable with respect to 25% of the shares five months after the director begins service as a director and with respect to 25% of the shares each month thereafter. The Company's 1995 Directors Stock Option Plan provides that, in addition to an initial option for 5,000 shares, each non-employee director will receive an option for 5,000 shares upon completion of each full year of service on the Board of Directors, such additional option to become exercisable with respect to 10% of the shares each month.

Employment Agreements

The Company has an executed employment agreement with Mr. Murphy. Such agreement contains provisions for deferred salaries pending achievement of significant cash flows in excess of general overhead and advertising expenses, non-competition with the Company, incentive compensation plans, and a comprehensive benefits package. The Company has no employment agreements with its administrative staff but plans to enter into such agreements with no less than eight prospective employees.

Indemnification of Directors and Executive Officers and Limitation of
Liability

As permitted by the Colorado General Corporation Law, the Bylaws of the Company provide that (i) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the Colorado General Corporation Law, (ii) the Company may indemnify its other officers, employees and agents as set forth in the Colorado General Corporation Law,
(iii) to the fullest extent permitted by the Colorado General Corporation Law, the Company is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the Bylaws are not exclusive and (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents.

The Company has entered into indemnification agreements with each of its current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Company's Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

As permitted by the Colorado General Corporation Law, the Company's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law regarding unlawful dividends or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.

Stock Option Plans

1995 Long-Term Performance Incentive Plan. The Board of Directors has adopted and the stockholders of the Company have approved the 1995 Incentive Stock Option Plan (the "Incentive Plan"), which provides for the grant to key employees of the Company of (i) both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and stock options that are non-qualified for federal income tax purposes, (ii) stock appreciation rights, (iii) restricted stock, (iv) performance grants and (v) any other type of award deemed by the Compensation Committee to be consistent with the purposes of the Incentive Plan. The total number of shares of Common Stock which may be granted pursuant to the Incentive Plan is 10,000,000, subject to certain adjustments reflecting changes in the Company's capitalization. The Incentive Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines which terms of awards Directors are eligible to receive under the Employee Option Plan.

The exercise price of incentive stock options is determined by the Compensation Committee, but may not be less than 100% of the fair market value of the Common Stock on the date of grant and the term of any such option may not exceed 10 years from the date of grant. With respect to any employee who owns stock representing more than 10% of the voting power of the capital stock of the Company, the exercise price of any incentive stock option may not be less than 110% of the fair market value of such shares on the date of grant and the term of such option may not exceed five years from the date of grant.

The exercise price of non-qualified stock options is determined by the Compensation Committee on the date the option is granted and may be less than, equal to, or greater than 100% of the fair market value of the Common Stock on the date of grant, and the term of any such option may not exceed 10 years from the date of grant.

Options granted under the Incentive Plan are nontransferable, unless otherwise specified in the award instrument, and, with certain exceptions in the event of the death or disability of the participant, may be exercised by the participant only during employment, subject to vesting requirements established by the Compensation Committee. Restrictions on awards granted under the Incentive Plan will also generally vest upon a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation.

The Company has placed an annual limit on options of $100,000 per calendar year for each employee. To the extent that the above limit is not used in any calendar year, 50% of the excess for an individual may be carried over for up to three years. As of March 31, 1997, 3,564,819 options have been issued under the plan.

Outstanding options at March 31, 1997 were 2,869,300 with exercise prices ranging from $.1875 to $.70 .

                           CERTAIN TRANSACTIONS

On November 5, 1996 the Company announced the acquisition of P.L. Bettencourt and Associates (PLB), a sales management and marketing firm. PLB is a results oriented marketing and sales organization providing assistance to companies in a number of functional areas including creation and execution of advertising, publicity and promotional programs as well as developing and introducing new business or product lines to market. The founder has over 25 years experience in marketing and sales management.

On November 26, 1996 the Company announced it had acquired Muller Media, Inc., a privately held entertainment company located in New York, NY. Muller Media, Inc. (Muller), founded in 1982, is a nationally recognized distributor of motion pictures and syndicated programming to television stations and cable companies. Muller develops and sells programs in conjunction with independent producers as well as selling products created solely by other producers for which Muller has acquired exclusive distribution rights.

On February 19, 1997, DCI Telecommunications, Inc. signed a definitive agreement whereby CardCall International Holdings, Inc. (CIH), a private company, would be acquired by DCI. CIH is a telecommunications software and hardware development company specializing in the manufacture and distribution of prepaid phone cards. The transaction involves a tax free exchange in which DCI will exchange common stock for CIH shares. As described in Note 8 to the Financial Statements, in February 1997, the Company invested $1,500,000 in CardCall. The Company raised this money through the issuance of DCI Convertible Preferred Stock to certain shareholders of CardCall. The acquisition was completed in June 1997 (See
Note 2 of Financial Statements).

On March 25, 1997, DCI Telecommunications, Inc. acquired The Travel Source Limited, a Rhode Island corporation engaged in the travel agency business. The transaction was a tax free exchange whereby DCI exchanged 29,412 shares of its common stock for all of the stock of Travel Source Limited.

On April 9, 1997, the Company acquired CyberFax, Inc., a software and hardware development company specializing in fax transmission over the Internet. The transaction was a tax free stock for stock transaction with DCI exchanging 400,000 shares of its common stock for all of the stock of CyberFax, Inc.

On April 22, 1997 DCI acquired Crossmain Limited, a London based company involved in the direct access long distance phone business throughout Europe. The transaction involved a tax free exchange in which DCI will exchange a certain number of shares of common stock for all the stock of Crossmain Ltd. Based upon the audited book value as of March 31, 1997. In addition, Crossmain has the ability to earn up to 4,285,714 shares of DCI stock over the next twenty four months based upon a formula correlated to quarterly earnings.


                       DESCRIPTION OF CAPITAL STOCK

General

Set forth below is a description of the material terms and provisions of the equity securities of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation, as amended, of the Company (the "Articles of Incorporation") and the By-Laws, as amended, of the Company (the "By-Laws"). The Articles of Incorporation is an exhibit to the Company's Annual Report on Form 10-K for the year ended March 31, 1996, as amended by Amendment No. 1 on Form 10-K/A. The By-Laws is an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and the Rights Plan is an exhibit to the Company's Registration Statement on Form 8-A.

The Company is authorized to issue (i) 500,000,000 shares of Common Stock, par value $.0001 per share and (ii) 9,000,000 shares of Preferred Stock, par value $100 per share, which may be issued in one or more series with such voting powers, designations, preferences, rights, qualifications, limitations and restrictions as shall be specified by the Board of
Directors.   The  Board  of  Directors may issue  one  or  more  series  of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock and the holders of other series of Preferred Stock, and which could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company.

As  of   June  11, 1997, 9,227,961 shares of Common Stock were  issued  and outstanding.

Common Stock

Dividends

Holders of the Company's Common Stock are entitled to receive such dividends as may be legally declared by the Board of Directors.

Voting Rights

Holders of Common Stock are entitled to one vote for each share held of record. Except as discussed below, action of the stockholders may generally be taken by the affirmative vote of a majority of the shares present or represented at a duly called meeting at which a quorum is present or represented.

Other Rights

Holders of Common Stock have no preemptive or subscription rights and have no liability for further calls or assessments. All shares of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation.

Preferred Stock

The Company has authorized but unissued shares of non-voting preferred stock which may be issued in series with such preferences as determined by the Board of Directors. At March 31, 1997, and 1996 the following issues of preferred stock were outstanding:

Series C

On February 18,1997 the Company issued $1,500,000 of Series C non -voting convertible preferred shares repayable on February 28, 1999. The shares are convertible to common stock 60 days from the issue date at the lesser of

$2.75 per share or 75% of the average closing bid price of the common stock for the 5 days prior to conversion. If the conversion takes place 90 days after the issue date, the shares are convertible to common stock at the lesser of $2.75 or 70% of the average closing bid price of the common stock for the 5 days prior to conversion. In connection with this offering, 545,455 common shares were placed with an escrow agent to facilitate any conversions. In addition, 140,000 warrants exercisable at $3.625 for a period of three years from the issue date were granted to these preferred shareholders.

DCI may repurchase the common stock issuable under the preferred stock agreement described above within 90 days from date of issue at a price of $3.67 per share or the average closing bid price of the common stock for the 5 days prior to conversion.

Series A
The holders of the preferred shares are entitled to receive dividends at 9.25% per annum at the time legally available. Such dividends are cumulative from the date of purchase of the stock. The preferred shares are non-voting and in the event of liquidation of the Company the preferred shareholders are entitled to payment of an amount equal to par value of the preferred shares before any distribution to other shareholders. The preferred shares may be converted at the option of the holder, into 1/3 share of common stock for each share of preferred stock through January 1, 1997. Upon conversion shareholders are entitled to receive payment of any accrued but unpaid dividends except for the final calendar quarter prior to conversion.

During the year ended March 31, 1996, the Company sold 15,000 shares of Series A preferred stock for $40,000, and issued 11,326 shares of Series A preferred stock for services rendered the Company.

There are no stated redemption terms associated with the Company's preferred stock. No preferred stock dividends have been declared or paid in the years ended March 31, 1997 and 1996.

The transfer agent and registrar for the Common Stock is Nevada Agency and Trust Company, Reno, Nevada.

                      Shares Eligible for Future Sale

Upon consummation of this offering, there will be 9,227,961 shares of Common Stock outstanding. Of these shares, 1,521,709 shares will be "restricted securities" as defined in Rule 144 under the Securities Act ("Rule 144"). Of such shares, without consideration of the contractual restrictions described below, approximately 60,868 shares would be available for resale in the public market pursuant to Rule 144 (see below).

In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of the acquisition of restricted shares of Common Stock from the Company or any affiliate of the Company, the acquiror or subsequent holder thereof may sell, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the later of the date of acquisition of restricted shares of Common Stock from the Company or from any affiliate of the Company and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

The Company has granted to stockholders holding, in the aggregate, approximately 2,639,742 shares of Common Stock, certain "piggyback" registration rights, with certain exceptions, the Company is obligated to notify each holder of shares of Common Stock each time the Company proposes to file a registration statement under the Securities Act and to use its best efforts to include therein, to the maximum extent possible, any shares of Common Stock requested to be registered by such holders in connection with such registration statement. Holders of shares of Common Stock who request such registration are required to pay their pro rata share of all underwriting discounts and commissions applicable to the sale of the shares of Common Stock so registered. The Company and each of the stockholders on whose behalf registration is effected severally agree to indemnify each other and each underwriter of the shares of Common Stock being registered against certain liabilities, including liabilities under the Securities Act.

                                 EXHIBITS

(a) (1) and (2) The response to this portion is submitted as a separate Section of this report commencing on page F-1.

(a) (3) and (c) Exhibit (numbered in accordance with Item 601 of Regulation
S-K)

Exhibit No.         Description                   Page No.

(3a)           Articles of Incorporation             (a)
(3b)           By-Laws                               (a)
(4)            NA
(9)            NA
(10)           NA
(11)           NA
(12)           NA
(13)           NA
(16)           Change in Certifying Accountant       (b)
(18)           NA
(19)           NA
(21)           Subsidiaries
                    Travel Source, Ltd, Privilege Enterprises, Ltd.
(22)           NA
(23)           NA
(24)           NA
(25)           NA
(28)           NA
(29)           NA

(a) - Filed with Registration Statement on Form S-18 (File 2-96976-D) and incorporated by reference herein.

(b) - Filed with Form 8K dated June 28, 1995.

                              LEGAL OPINIONS

The legality of the Common Stock will be passed upon for the Company by Whitman Breed Abbott & Morgan, Greenwich, Connecticut. As of December 31, 1996, individual members and associates of the firm of Whitman Breed Abbott & Morgan owned, directly or indirectly, zero (0) shares of the Company's Common Stock.

                                  EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from DCI's Annual Report on Form 10-K for the year ended March 31, 1996 and 1997, have been audited by Schnitzer & Kondub P.C., independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
             ________________________________________________

                             TABLE OF CONTENTS
                                                       PAGE
Prospectus Summary
Risk Factors
Formation of the Company
Market for Common Stock and Dividend Policy
Capitalization
Selected Financial Data
Management's Discussion and Analysis of Financial Condition
   and Results of Operation
Report of Independent Certifying Accountant
Financial Statements
Business
Management
Certain Transactions
Principal Stockholders
Selling Stockholders
Plan of Distribution
Description of Securities
Legal Proceedings
Legal Matters
Experts
Indemnification for Securities Act Liabilities
Available Information
Index to Financial Statements


                       DCI TELECOMMUNICATIONS, INC.
                               COMMON STOCK
           ____________________________________________________
                                PROSPECTUS
                               July 9, 1997